Exhibit 99.1

CONTENT

Consolidated Interim Financial Statements

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	3
CONSOLIDATED INTERIM STATEMENT OF INCOME	4
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME	5
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	6
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	7

Notes to the Consolidated Interim Financial Statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of June 30,	As of December 31,
		2021	2020
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	7,512,113	2,803,288
Cash items in process of collection	5	1,040,417	452,963
Trading investments	6	43,815	133,718
Investments under resale agreements		-	-
Financial derivative contracts	7	6,304,870	9,032,085
Interbank loans, net	8	7,637	18,920
Loans and accounts receivables from customers, net	9	33,711,737	33,413,429
Available for sale investments	10	7,071,313	7,162,542
Held to maturity investments		-	-
Investments in associates and other companies		10,490	10,770
Intangible assets	11	83,973	82,537
Property, plant, and equipment	12	184,657	187,240
Right of use assets	12	189,027	201,611
Current taxes	13	77,989	-
Deferred taxes	13	631,756	538,118
Other assets	14	1,942,958	1,738,856
TOTAL ASSETS		58,812,752	55,776,077
LIABILITIES
Deposits and other demand liabilities	15	17,722,252	14,560,893
Cash items in process of being cleared	5	952,459	361,631
Obligations under repurchase agreements		58,861	969,808
Time deposits and other time liabilities	15	11,755,807	10,581,791
Financial derivative contracts	7	6,721,491	9,018,660
Interbank borrowing		8,013,918	6,328,599
Issued debt instruments	16	8,022,365	8,204,177
Other financial liabilities	16	214,434	184,318
Lease liabiilties	12	144,753	149,585
Current taxes	13	-	12,977
Deferred taxes	13	214,640	129,066
Provisions	18	448,640	456,120
Other liabilities	19	1,124,861	1,165,853
TOTAL LIABILITIES		55,394,481	52,123,478
EQUITY
Attributable to the equity holders of the Bank		3,330,025	3,567,916
Capital	21	891,303	891,303
Reserves	21	2,548,965	2,341,986
Valuation adjustments	21	(367,277)	(27,586)
Retained earnings		257,034	362,213
Retained earnings from prior years		-	-
Income for the period		367.191	517,447
Minus: Provision for mandatory dividends	21	(110.157)	(155,234)
Non-controlling interest	23	88,246	84,683
TOTAL EQUITY		3,418,271	3,652,599

TOTAL LIABILITIES AND EQUITY		58,812,752	55,776,077

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    3

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF INCOME

For the periods ended

		As of June 30,
		2021	2020
	NOTE	MCh$	MCh$
OPERATING INCOME

Interest income	24	1,217,766	1,153,152
Interest expense	24	(348,671)	(384,510)

Net interest income		869,095	768,642

Fee and commission income	25	257,161	226,967
Fee and commission expense	25	(105,169)	(90,302)

Net fee and commission income		151,992	136,665

Net income (expense) from financial operations	26	9,261	216,071
Net foreign exchange gain (loss)	27	62,038	(116,001)
Other operating income	32	10,316	11,939

Net operating profit before provision for loan losses		1,102,702	1,017,316

Provision for loan losses	28	(184,043)	(293,933)

NET OPERATING INCOME		918,659	723,383

Personnel salaries and expenses	29	(200,659)	(202,582)
Administrative expenses	30	(135,686)	(127,804)
Depreciation and amortization	31	(58,324)	(55,270)
Impairment of property, plant and equipment	31	-	(638)
Other operating expenses	32	(51,385)	(45,958)

Total operating expenses		(446,054)	(432,252)

OPERATING INCOME		472,605	291,131

Income from investments in associates and other companies		887	596

Income before tax		473,492	291,727

Income tax expense	13	(102,520)	(61,325)

Result of continuous operations		370,972	230,402
Result of discontinued operations	36	-	-
NET INCOME FOR THE PERIOD		370,972	230,402

Attributable to:		367,191	228,873
Equity holders of the Bank		3,781	1,529
Non-controlling interest	23
Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	1.949	1.215
Diluted earnings	21	1.949	1.215

The accompanying notes form an integral part of these consolidated interim financial statements.

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Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the periods ended

		As of June 30,
		2021	2020
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		370,972	230,402
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	21	(407,880)	50,661
Cash flow hedge	21	(57,749)	35,356
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(465,629)	86,017
Income tax related to items which may be reclassified subsequently to profit or loss		125,720	(23,225)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(339,909)	62,792
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS		-	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		31,063	293,194

Attributable to:
Equity holders of the Bank		27,500	291,661
Non-controlling interest	23	3,563	1,533

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended June 30, 2021 and 2020 and December 2020

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2019	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	-	552,093	(165,628)	3,390,823	79,494	3,470,317
Distribution of income from previous period	-	-	-	-	-	-	552,093	(552,093)	-	-	-	-
Equity as of January 1, 2020	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	552,093	-	(165,628)	3,390,823	79,494	3,470,317
Increase or decrease of capital and reserves	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(165,627)	-	-	(165,627)	-	(165,627)
Other equity movements	-		-	-	-	-		-	-	-	(32)	(32)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	96,966	96,966	-	96,966
Subtotal	-	220,838	-	-	-	-	(386,465)	-	96,966	(68,661)	(32)	(68,693)
Other comprehensive income	-	-	-	50,656	35,356	(23,224)	-	-	-	62,788	4	62,792
Result of continuous operations	-	-	-	-	-	-	-	228,873	-	228,873	1,529	230,402
Result of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	50,656	35,356	(23,224)	-	228,873	-	291,661	1,533	293,194
Equity as of June 30, 2020	891,303	2,344,210	(2,224)	80,005	(5,079)	(20,231)	165,628	228,873	(68,662)	3,613,823	80,995	3,694,818
Equity as of December 31, 2020	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	-	517,447	(155,234)	3,567,916	84,683	3,652,599
Distribution of income from previous period	-	-	-	-	-	-	517,447	(517,447)	-	-	-	-
Equity as of January 1, 2021	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	517,447	-	(155,234)	3,567,916	84,683	3,652,599
Increase or decrease of capital and reserves	-	206,979	-	-	-	-	(206,979)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(310,468)	-	155,234	(155,234)	-	(155,234)
Other equity movements	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-		-	-	-	-	-	-	(110,157)	(110,157)	-	(110,157)
Subtotals	-	206,979	-	-	-	-	(517,447)	-	45,077	(265,391)	-	(265,391)
Other comprehensive income	-	-	-	(407,581)	(57,749)	125,639	-	-	-	(339,691)	(218)	(339,909)
Result of continuing operations	-	-	-	-	-	-	-	367,191	-	367,191	3,781	370,972
Result of discontinued operations	-	-	-	-	-	-	-		-	-	-	-
Subtotal	-	-	-	(407,581)	(57,749)	125,639	-	367,191	-	27,500	3,563	31,063
Equity as of June 30, 2021	891,303	2,551,189	(2,224)	(308,605)	(194,514)	135,842	-	367,191	(110,157)	3,330,025	88,246	3,418,271

(*)	See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%
Year 2019 (Extraordinary Shareholders Meeting November 2020)	517,447	206,979	310,468	60	188,446,126,794	1,647
Year 2019 (Shareholders Meeting April 2020)	552,093	220,838	165,628	30	188,446,126,794	0,879
Year 2018 (Shareholders Meeting April 2019)	552,093	220,838	165,627	30	188,446,126,794	0,879

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		As of June 30,
		2021	2020
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		370,972	230,402
Debits (credits) to income that do not represent cash flows		(619,306)	(613,334)
Depreciation and amortization	31	58,324	55,270
Impairments of property, plant and equipment and intangibles	31	-	638
Provision for loan losses	28	219,716	329,810
Provision from trading investments mark to market		153	(32,151)
Income from investments in associates and other companies	32	(897)	(606)
Net gain on sale of assets received in lieu of payment	32	(7,773)	(10,244)
Provision on assets received in lieu of payment	32	244	1,056
Net gain on sale of property, plant and equipment	32	(176)	(409)
Charge off of assets received in lieu of payment	32	6,254	8,926
Net interest income	24	(869,095)	(768,642)
Net fee and commission income	25	(151,992)	(136,665)
Changes in deferred taxes	13	117,656	(69,697)
Other (credits) debits to income that do not represent cash flows		8,280	9,380
Increase/decrease in operating assets and liabilities		5,309,328	44,855
(Increase) decrease of loans and accounts receivables from customers, net		(280,007)	(2,562,353)
(Increase) decrease of financial investments		181,132	(1,221,953)
Decrease (increase) of interbank loans		11,287	6,125
(Increase) decrease of assets received or awarded in lieu of payment		2,571	3,202
Increase (decrease) of debits in customers checking accounts		2,657,563	2,056,657
Increase (decrease) of time deposits and other time liabilities		1,174,016	952,564
Increase (decrease) of obligations with domestic banks		(117,101)	(271,620)
Increase (decrease) of other demand liabilities or time obligations		322,878	24,773
Increase (decrease) of obligations with foreign banks		854,864	(126,060)
Increase (decrease) of obligations with Central Bank of Chile		947,556	3,331,346
Increase (decrease) of obligations under repurchase agreements		(910,947)	(179,205)
Increase (decrease) in other financial liabilities		30,116	(94,294)
Net increase of other assets and liabilities		(737,459)	(2,442,698)
Redemption of letters of credit		(2,637)	(3,193)
Senior bond issuances		609,431	954,291
Redemption mortgage bonds and payments of interest		(3,228)	(3,132)
Redemption and maturity of senior bonds and payments of interest		(452,300)	(1,285,334)
Interest received		1,217,766	1,153,152
Interest paid		(348,671)	(384,510)
Dividends received from investments in other companies		506	432
Fees and commissions received	25	257,161	226,967
Fees and commissions paid	25	(105,169)	(90,302)
Total cash flow provided by (used in) operating activities		5,060,994	(338,077)

The accompanying notes form an integral part of these consolidated interim financial statements.

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Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		June 30,
		2021	2020
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	12	(18,124)	(12,856)
Sales of property, plant and equipment		1,601	2,498
Enajenaciones de inversions en sociedades		-	337
Purchase of intangible assets	11	(18,437)	(11,369)
Total cash flow provided by (used in) investment activities		(34,960)	(21,390)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(333,159)	312,892
Increase in other obligations		-	-
Subordinated bonds emisions		-	479,941
Redemption of subordinated bonds and payments of interest		-	(39)
Dividends paid		(310,468)	(165,627)
Lease paid		(22,691)	(1,383)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		(333,159)	312,892

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		4,692,875	(46,575)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		12,576	201,737

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,894,620	3,711,334

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	7,600,071	3,866,496

		As of June, 31,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2021	2020
		MCh$	MCh$

Provision for loan losses for cash flow purposes		219,716	329,810
Recovery of loans previously charged off		(35,673)	(35,877)
Provision for loan losses - net	28	184,043	293,933

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2020 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	June, 31 2021 MCh$
Subordinated Bonds	1,357,539	-	-	-	29,513	-	1,387,052
Paid dividends	-	(310,468)	-	-	-	-	(310,468)
Other obligations	149,585	(22,691)	-	-	17,859	-	144,753
Total liabilities from financing activities	1,507,124	(333,159)	-	-	47,372	-	1,221,337

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    8

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31 2020, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

The present Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CNC) and instructions issued by the Commission for the Financial Market (CMF) (former Superintendency of Banks and Financial Institutions “SBIF”), an entity auditor that according to Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in paragraph 6 of its article 5 that the Commission for the Financial Market (CMF) may “set the rules for the preparation and presentation of the reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles according to which they must keep their accounting and in all that that is not treated by it if it does not contradict its instructions, must adhere to the generally accepted accounting criteria, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the International Financial Reporting Standards (IFRS or IFRS, for its acronym in English) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and accounting criteria issued by the CMF (ex SBIF) in its Compendium of Accounting Standards and instructions, these will prevail last.

For purposes of these consolidated financial statements the Bank uses certain terms and conventions. References to “USD”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to Japanese yen, references to “CHF” are to Swiss franc, references to “AUD” references are to Australian dollar, references “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of June 30, 2021 and 2020 and December 2020, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
●	the potential voting rights held by the Bank, other vote holders or other parties.
●	the rights arising from other contractual agreements.
●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
		Place of	As of June 30,			As of December 31,			As of June 30,
		Incorporation	2021			2020			2020
		and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity	operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Financial automovite	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	-	-	-

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(1)	On July 6, 2020, “Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A” was enrolled as a subsidiary.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).
-	Multiplica SpA (Development card incentive programs).

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation and operation	As of June 30,	As of December 31,	As of June 30,
			2021	2020	2020
Associates	Main activity		%	%	%
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    11

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)	Reporting segments

The Bank’s operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers to whom your products and services are destined;
iv.	the methods used to distribute your products or provide services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 “Effects of Variations in Exchange Rates of the Foreign Currency”, has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “Foreign currency”.

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate (discounted spot) on the month end date. The rate used was Ch$732.08 per USD1 for June 2021 (Ch$821.40 per USD1 for June 2021 and Ch$712.47 for December 2020).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    12

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of June 30, 2021 and 2020 and December 31, 2020, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	It has been acquired with the purpose of selling it in the short term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    13

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    14

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

●	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

●	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

●	Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

●	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

●	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

●	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of June 30, 2021 and, 2020 and December 21, 2020, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    15

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

●	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

●	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

●	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

●	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

●	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

●	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

●	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

vi.	Modified of financial assets

When the contractual modification of the cash flows has its origin in financial difficulties of the counterparty and said flows have been adapted so that it can comply with its payment obligations, this modification will not be considered as substantial and therefore will not imply the cancellation of the current financial instrument.

On the other hand, when the modification of the contractual flows originate for eminently commercial reasons, said modification will be considered as substantial and therefore will imply the cancellation of the original financial instrument and the recognition of a new one. Any difference that is generated between the book value of the derecognized financial instrument and the fair value of the new financial instrument will be recognized in the Consolidated Statement of Income.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    16

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes a adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank’s credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, in which the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered as part of the fair value of the derivative.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    17

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2021 and December 31, 2020, by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    18

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions and macrohedge

The Bank uses financial derivatives for the following purposes:

i.	To sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    19

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of June 30, 2021 and December 31, 2020, there is not offsetting of financial asset and liability balances.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    20

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts (Note 24). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.
-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie’s custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.
-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie’s brokerage.
-	Other fees and commissions: includes mainly expenses generayed from online services.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    21

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main expense arising from commissions, fees and similar items correspond to:

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Statement of the Consolidated Income throughout the life of the loan.

j)	Impairment of Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    22

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leases

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified;
●	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a. As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    23

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF (ex SBIF), the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

b.	As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease. The Bank recognizes the lease income on a straight-line basis over the lease term.

c.	Third party financing

The Bank recognises the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

m)	Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    24

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established provisions for probable losses in credits and accounts receivable from customers in accordance with the instructions issued by the CMF (ex SBIF) and the credit risk rating and evaluation model approved by the Board of Directors, including the modifications introduced by Circulars N° 3,573 and N° 3,584 and their subsequent amendments which establish the standard method for residential mortgage loans and Circulars N° 3,638 and N° 3,647 related to commercial loans for group portfolio, complement and specify instructions on provisions and credits that make up the impaired portfolio.

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

For the company Santander Consumer Finance Limitada the determination of the provision for credit risk is made using internal models under IFRS 9 to determine the expected losses for this default. These internal models are reviewed monthly and the modifications to said models are approved by the Board of Directors on a quarterly basis, after review and approval by the Company's General Management. These models collectively evaluate the receivables, for which said loans are grouped based on similar credit risk characteristics, which indicate the debtor's ability to pay on the entire debt, principal and interest, in accordance with the terms of the contract. In addition, this allows evaluating a large number of transactions with low individual amounts, regardless of whether they belong to individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and each group has a risk level assigned to it. During the first half of 2020, Santander Consumer Finance Limitada carried out a calibration of its credit risk provision models, with the aim of improving the prediction parameters of customer behavior and maintaining the statistical monitoring standards, which resulted in a higher provision with an effect on results of Ch$ 1,900 million.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    25

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    26

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	The debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the CMF ( ex SBIF), except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    27

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

In accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1,0916	21,3407	46,0536	75,1614	100
	Severity (%)	0,0225	0,0441	0,0482	0,0482	0,0537
	Expected Loss (%)	0,0002	0,0094	0,0222	0,0362	0,0537
40%< LTV ≤80%	PNP(%)	1,9158	27,4332	52,0824	78,9511	100
	Severity (%)	2,1955	2,8233	2,9192	2,9192	3,0413
	Expected Loss (%)	0,0421	0,7745	1,5204	2,3047	3,0413
80%< LTV ≤90%	PNP(%)	2,5150	27,9300	52,5800	79,6952	100
	Severity (%)	21,5527	21,6600	21,9200	22,1331	22,2310
	Expected Loss (%)	0,5421	6,0496	11,5255	17,6390	22,2310
LTV >90%	PNP(%)	2,7400	28,4300	53,0800	80,3677	100
	Severity (%)	27,2000	29,0300	29,5900	30,1558	30,2436
	Expected Loss (%)	0,7453	8,2532	15,7064	24,2355	30,2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647 issued by the CMF, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a.	Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    28

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current valiue of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is the principal and insterest enforceable	Default days at month closing	Student loans
		CAE	CORFO and other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Impaired portfolio	100.00	100.00
No	N/A	41.60	16.50

Severity (SEV) by stage PVB and type of asset (%)
Is the principal and insterest enforceable	Student loans
	CAE	CORFO and other
Yes	70.90
No	50.30	45.80

c.	Generic comercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee		No guarantee
	PTVG ≤ 100%	PTVG > 100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    29

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other comercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3,20
	60% < PTVG ≤ 75%	20.30	12,80
	75% < PTVG ≤ 90%	32.20	20,30
	90% < PTVG	43.00	27,10
No guarantee		56,90	35.90

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.

ii.	Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the guarantees.
-	Limitations on the amount of coverage established in their respective clauses.

d.	Provisions related to financing with a FOGAPE Covid-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of the expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total deductible amount that corresponds to them and proceed as follows, when the expected losses of the operations of a group to which the same percentage of deductible corresponds, determined according to the procedure indicated are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for the guarantee and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided in section 4.1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in separate accounts at that of commercial, consumption and housing provisions. As of June 30, 2021, the Bank has established provisions for this concept of Ch$ 39,506 million (Note 9 and 28).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    30

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to N°09 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans, see note 3 and 28.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and
iii.	the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    31

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses
-	Provisions for mandatory dividends
-	Provisions for contingent loan risks
-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    32

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

t)	Non-current assets held for sale

Non-current assets held for sale and discontinued operations

As of June 30, 2021 and 2020 and December 31, 2020, the Bank classified the investments in associates held up to now in Redbanc and Transbank as held for sale, in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, because expects to recover the book value primarily through the sale of these investments. In order to carry out this reclassification, the Bank has ensured that it complies with the requirements established for this:

●	It must be available in its current conditions for immediate sale and its sale must be highly probable.
●	For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.
●	I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell.

As of June 30, 2021, the Bank has classified as “non-current assets held for sale” the investments in Transbank and Redbanc, while Nexus was sold in January 2020. For more information see Note 36.

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 2020 the average selling cost has been estimated at 3.2% of the appraisal value (3.1% for December 31, 2019). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a period of one year from their award date. In compliance with the provisions of article 84 of the General Banking Law, those goods that are not sold within said period are charged off in a single installment. On March 25, 2020, the CMF the CMF issued circular No. 2247 where it has resolved to grant an additional period of eighteen months for the sale of all assets that financial institutions have received in payment or are awarded between 1 March 2019 until September 30, 2020, also allowing the charge-off of said assets to be carried out in installments, proportional to the number of months between the date of receipt and the date set by the bank for disposal.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    33

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of June 2021 and 2020 and December 31, 2020, the Bank did not have any instruments that generated equity dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of June 30, 2021 and 2020 and December 31, 2020, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    34

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

-	Current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and; (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z)	New accounting pronouncements

I.	Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

As of June 30, 2021 the bank has no relevant standards in relation to Covid-19, nonetheless it has the following pronouncement in relation to Basel III:

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    35

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N° 2,285 – Fianncial report R11 on Systemic Bank Clasification. Instructions are supplemented and first report deadline is extended.

This circular released January 26, 2021, supplements the instructions to prepare the new report R11, it also extends its first deadline until March 1, 2021. The first report will contain information related to each month of the 2020 year. The bank immediately implemented this circular and is currently reporting the report in the right time and manner.

Circular N ° 2,288 - Incorporates new files R01, R02, R06, R07 and R08 related to the measurement of solvency levels, equity cash and assets weighted by credit, market and operational risk. This circular issued on April 27, 2021, in order to obtain the information that is required for the application of the new Chapters 21-1 to 21-30 of the Updated Compilation of Standards for Banks, on the implementation of the capital framework of the Basel III standards, the files R01 "Limits of solvency and effective equity" are created, R02 “Regulatory capital instruments”, R06 “Assets weighted by credit risk”, R07 “Assets weighted by market risk” and R08 “Assets weighted by operational risk ”, together with the new tables that complement them.

2.	Accounting Standards issued by the International Accounting Standards Board

Reform of the benchmark interest rate. Phase 2 - On August 27, 2020 the IASB has finalized its response to the ongoing rate reform of interbank offer (IBOR) and other reference interest rates by issuing a package of amendments to IFRS Standards. The The amendments are intended to help companies provide investors with useful information on the effects of the reform on the states financial institutions of those companies. The amendments complement those issued in 2019 and focus on the effects on the financial statements when a company replaces the rate of reference interest for an alternative reference rate as a result of the reform.

The modifications of this final phase refer to:

●	changes in contractual cash flows: a company will not have to derecognise or adjust the carrying amount of instruments due to the changes required by the reform, but will update the effective interest rate to reflect the change to the reference rate alternative;

●	hedge accounting - a business will not have to discontinue its hedge accounting just because it makes the changes required by the reform, if the hedge meets the other hedge accounting criteria; Y

●	disclosures: a company will be required to disclose information about new risks arising from the reform and how it manages the transition at alternative reference rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, and early adoption is permitted. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted identified risk/areas, which we allowed to face this challenge successfully, see note N° 35.

Amendment to IFRS 16 - Rental concessions related to Covid-19. This modification issued on March 10, 2021, has extended the term of the initial amendment by one year on May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank's Consolidated Financial Statements.

II.	New accounting standards and instructions issued by both the Commission for the Financial Market (CMF) and by the International Accounting Standards Board that have not come into effect as of June 30, 2021.

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of June 30, 2021. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    36

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Circular N ° 2243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new modifications introduced by the International Accounting Standards to the international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or precisions due to the need to follow more prudential criteria (ie. Chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2. The amendments seek greater convergence with IFRS, improve financial information disclosures and contribute to the transparency of the banking system. On April 20, 2020, the CMF issued Circular No. 2249 that postpones the entry into force of the new CNCB from January 1, 2011 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. Additionally, the change of criteria for the suspension of the recognition of income for interest and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any previous month as of such date, recording the impact against equity and revealing the date on which this criterion was adopted.

During 2020, the Bank has conducted an implementation plan for the new compendium based on a diagnosis where, through an exhaustive analysis, it allowed us to determine the impacts generated at the systems level, availability of information, chart of accounts, financial statements and disclosures. , among others and to be able to elaborate an implementation plan and governance of the project that allows us to dimension the tasks to be executed, deadlines and necessary efforts, and to be able to control this process in an optimal way, communicating the advances and situations identified to the senior administration, which it is strongly involved in this process. At the end of 2020, we observed significant progress in the defined implementation plan, where we do not see major inconveniences to face its culmination during 2021.

Circular N ° 2283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards. Issued on December 1, 2020, this regulation introduces the requirements for banking institutions to disclose information regarding their position and capital structure in a single format, in order to reduce information asymmetries. To do this, banking entities must publish the Pillar 3 document independently or together with their financial statements, reporting each of the tables and forms established in the standard, this will allow the market and users of the information a better evaluation of the situation of each entity when knowing the risk profile of local banking institutions. This regulation becomes effective as of December 1, 2022, and must be published for the first time in 2023 (1st quarter). The Bank is evaluating the impact of this regulation and will include it in the work table on the subject.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2021, except in relation to the impairment of financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5.4.3. and 5.4.4. regarding placements ("Debt from Banks" and "Credits and accounts receivable from customers", or contingent credits), since the criteria for these topics are defined in chapters B-1 and B-3 of the aforementioned Compendium.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    37

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard.

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments , other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. The Bank's administration will evaluate the impact that this rule will have on the presentation of the statement of situation.

Annual Improvements to IFRSs 2018-2020. On May 15, 2020, the IASB issued the following improvements:

-	IFRS 1 First Adoption of IFRS's - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16 (a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.
-	IFRS 9 Financial Instruments - Fees in the "10% test" for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the "10% test" in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. A entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.
-	IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.
-	IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not set an effective date. The Bank's management will evaluate the impact that this standard will have on the presentation of the situation.

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1 2022, with early application allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the statement situation.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    38

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 8 - Definition of accounting estimates. On February 12, 2021, the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate. The definition of change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financials statements that are subject to measurement uncertainty."

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period. The above application is allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 1 and IFRS 2 Practice Statements - Accounting Policy Disclosures. On February 12, 2021, the IASB published this amendment that is intended to assist in identiying which accounting policies should be disclosed in financial statements. Modifications include:

-	an entity is required to disclose its material accounting policy information rather than its significant accounting policies
-	explains how an entity can identify material accounting policies and gives examples of when accounting policies are likely to be material
-	the amendments clarify that the information on accounting policies may be material due to its nature, even if the related amounts are immaterial; the amendments clarify that information on accounting policies is material if users of an entity's financial statements will need it to understand other material information in the financial statements; and
-	the amendments clarify that, if an entity discloses immaterial accounting policy information, such information will not hide the material accounting policy information.

In addition, the IFRS 2 Practice Statement has been amended by adding guidance and examples to explain and demonstrate the application of the "four-step materiality process" to accounting policy information to support amendments to IAS 1.

The modifications are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. Once the entity applies the amendments to IAS 1, it is also allowed to apply the amendments to the IFRS 2 Practice Statement. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Modification IAS 12 - Deferred taxes on assets and liabilities generated from a single transaction. This Modification issued on May 7, 2021, on the treatment of deferred taxes on operations such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that both deductible and taxable temporary differences occur for the same amount. The modifications are effective for fiscal years beginning on January 1, 2023, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    39

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 02

ACCOUNTING CHANGES

As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    40

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 03

SIGNIFICANT EVENTS

As of June 30, 2021, the following significant events have occurred and affected the Bank’s operations and Consolidated Financial Statements.

a)	The Board

On March 30, 2021, in an extraordinary session of the Board of Directors, it was agreed to summon an Ordinary Shareholders Meeting scheduled for April 29, 2020 with the intention to propose a new distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2020 equivalent to $ 1.64751729 per share and to propose that the remaining 40% of the profits for the fiscal year to be destined to increase the Bank's reserves.

b)	Shareholders’ meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 29, 2021, together with approving the Consolidated Financial Statements for the year 2020, it was agreed to distribute 60% of the net profits for the year (which are named in the financial statements “Profit attributable to equity holders of the Bank”), which amounted to $ 517,447 million. Said profits correspond to a dividend of $ 1.64751729 for each share. Likewise, it was approved that the remaining 40% of the profits be used to increase the Bank's reserves.

Board election: the members approved the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, elected for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2020 financial year..

c)	COVID-19 or SARS CoV-2

The aid measures that the Bank has granted in the current pandemic context are classified into new operations granted under Fogape guarantees and rescheduled operations:

Covid-19	As of June 30, 2021
Mch$
Operations with Fogape guarantee	1,680,405
Rescheduling	8,324,124
Reactivate Fogape	730,822

In view of the persistence of the Covid-19 pandemic, with the consequent effects on the normal development of economic activities, on April 23, 2021, the CMF instructed to extend until July 31, 2021, the exceptional treatment of provisions group and individual credit risk.

d)	Laws and Regulation

Chilean Central Bank

Due to the importance of the FCIC for the implementation of monetary policy and financial stability and considering the evolution of the financing needs of companies and the adjustments in the Government's guarantee programs, the Central Bank of Chile announced on 27 January 2021, the start of a third stage of this instrument (FCIC3). In particular, this new stage is aimed at: (i) completing the committed execution of this monetary policy instrument, and (ii) deepening and extending commercial credit due to the prolongation of the sanitary emergency and the need to support the country’s reactivation process, responding to the current financial needs of companies, complementing the recently enacted Fogape-Reactiva program, especially in its refinancing line. FCIC 3 came into effect on March 1, 2021 and there will be a limit of US $ 2 billion per bank. Additionally, the Fogape-Reactiva program is a new economic support measure that includes financing for working capital, investment and refinancing for SMEs until December 31, 2021.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    41

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 03

SIGNIFICANT EVENTS, continued

Others

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, which, among other matters, establishes new transparency requirements and reinforces the responsibilities of market agents. One of the requirements is that companies issuing public offering securities must publish, at least 30 days in advance, the date on which the next financial statements will be disclosed, be they annual or quarterly. The Bank complied with this requirement on its website.

e)	Companies

On January 7, 2021, the Extraordinary Shareholders' Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA agreed to pay the total subscribed and unpaid equity by its shareholders, for a total amount of Ch$ 3,727 million. Shareholder Santander Asesorias Financieras made its payment in cash for Ch$ 800 thousand. The shareholder Banco Santander-Chile made its payment in part with cash for Ch$ 38 million and also contributing assets valued by the extraordinary Shareholders' Meeting at Ch$ 3,689 million.

On January 29, 2021, in exempt resolution N°704, the Council of the Financial Market Commission adopted in the Ordinary Session N°. 220 dated January 28, 2021, to approve the application for authorization of operation for Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. as a bank support company and its registration in the single register of Payment Card Operators of this Institution.

On March 22, 2021, Getnet, through an Extraordinary Shareholders' Meeting, agreed to modify the company’s bylaws with regard to the number of Directors, from 3 to 5.

f)	Issuance of bank bonds

f.1)	Senior bonds

During 2021, the Bank has issued current bonds for USD 177,000,000, JPY 10,000,000,000 y CHF 150,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD Bond	USD	2 years and 10 months	0.71	02-25-2021	50,000,000	12-28-2023
USD Bond	USD	2 years and 11 months	0.72	02-26-2021	100,000,000	01-26-2024
USD Bond	USD	7 years	2.05	06-09-2021	27,000,000	06-09-2028
Total	USD				150,000,000
JPY Bond	JPY	5 years	0.35	05-13-2021	10,000,000,000	05-12-2026
CHF Bond	CHF	6 years	0.33	06-22-2021	150,000,000	06-27-2027

g)	Others

On February 3, 2021, the Bank's Board of Directors in an extraordinary session approved the constitution of additional voluntary provisions for an amount that amounts to Ch$ 24,000 million, in order to mitigate possible future effects of the current health crisis on the loan portfolio of the Bank.

On May 25, 2021, the Bank's Board of Directors in an extraordinary session approved the constitution of additional voluntary provisions for an amount that amounts to $ 18,000 million, in order to mitigate eventual future effects of the current health crisis on the loan portfolio of the Bank.

In Ordinary Session dated June 22, 2021, the Board of Directors agreed to participate in the capital increase of the company Transbank S.A.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    42

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. A business segment comprises clients to whom a differentiated product offering is directed but which are homogeneous in terms of their performance and which is measured in a similar way.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of June 30, 2021.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    43

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s amounts by business segment, for the periods ending as of June 30, 2021 and 2020:

			June 30, 2021
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (3)	Provision for loan losses	Support expenses (4)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	24,828,047	13,527,229	523,594	123,218	18,033	(117,740)	(308,980)	238,125
Middle-market	8,238,078	5,961,899	168,318	18,868	10,361	(24,246)	(43,921)	129,380
Global Corporate Banking	1,533,073	8,369,591	46,427	12,085	56,442	4,562	(36,421)	83,095
Other	78,692	1,619,340	130,756	(2,179)	(13,537)	(46,619)	(5,347)	63,074

Total	34,677,890	29,478,059	869,095	151,992	71,299	(184,043)	(394,669)	513,674

Other operating income								10,316
Other operating expenses								(51,385)
Income from investments in associates and other companies								887
Income tax expense								(102,520)
Result of continuous operations								370,972
Result of discontinued operations								-
Net income for the period								370,972

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	Corresponds to demand and time deposits.
(3)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(4)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    44

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, continued

			June 30, 2020
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (3)	Provision for loan losses	Support expenses (4)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	23,716,643	10,688,890	515,326	107,930	13,090	(160,801)	(299,188)	176,357
Middle-market	9,119,748	5,437,225	164,555	19,708	9,561	(56,949)	(46,574)	90,301
Global Corporate Banking	2,273,420	7,287,212	53,325	12,465	40,020	(37,351)	(35,203)	33,256
Other	178,152	3,143,078	35,436	(3,438)	37,399	(38,832)	(4,691)	25,874

Total	35,287,963	26,556,405	768,642	136,665	100,070	(293,933)	(385,656)	325,788

Other operating income								11,939
Other operating expenses								(46,596)
Income from investments in associates and other companies								596
Income tax expense								(61,325)
Result of continuous operations								230,402
Result of discontinued operations								-
Net income for the period								230,402

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	Corresponds to demand and time deposits.
(3)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(4)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    45

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Cash and deposit in banks
Cash	808,476	665,397
Deposit in the Central Bank of Chile	5,031,785	1,313,394
Deposit in domestic banks	9,454	1,571
Deposit in foreign banks	1,662,398	822,926
Subtotal	7,512,113	2,803,288

Cash items in process of collection, net	87,958	91,332

Cash and cash equivalents	7,600,071	2,894,620

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	128,741	137,396
Funds receivable	911,676	315,567
Subtotal	1,040,417	452,963
Liabilities
Funds payable	952,459	361,631
Subtotal	952,459	361,631

Cash items in process of collection, net	87,958	91,332

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    46

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	726	419
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	24.103	131,827
Subtotal	24.829	132,246

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	17.507	1,472
Other Chilean securities	-	-
Subtotal	17.507	1,472

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	1.479	-
Subtotal	1.479	-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	43,815	133,718

As of June 30, 2021 and 2020 and December 31, 2020, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    47

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of June 30, 2021 and 2020 and December 31, 2020, the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2021
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	410,981	352,096	7,738,137	8,501,214	11,220	310,921
Cross currency swaps	118,839	1,153,117	4,624,004	5,895,960	87,117	121,602
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	529,820	1,505,213	12,362,141	14,397,174	98,337	432,523

Cash flow hedge derivatives
Currency forwards	294,414	1,325,160	45,533	1,665,107	2,825	951
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	207,116	1,313,045	12,149,911	13,670,072	40,065	226,791
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	501,530	2,638,205	12,195,444	15,335,179	42,890	227,742

Trading derivatives
Currency forwards	23,090,834	13,160,495	10,135,635	46,386,964	395,726	457,045
Interest rate swaps	7,442,025	18,775,380	89,190,486	115,407,891	2,392,430	2,408,521
Cross currency swaps	2,273,479	7,593,392	74,713,958	84,580,829	3,373,660	3,194,050
Call currency options	121,540	31,010	-	152,550	587	1,339
Call interest rate options	-	-	-	-	-	-
Put currency options	125,759	8,594	714	135,067	1,240	271
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	33,053,637	39,568,871	174,040,793	246,663,301	6,163,643	6,061,226

Total	34,084,987	43,712,289	198,598,378	276,395,654	6,304,870	6,721,491

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    48

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Call interest rate options	-	-	-	-	-	-
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    49

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Microhedge accounting

Fair value microhedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of June 30, 2021 and 2020 and December 31, 2020, classified by term to maturity are as follows:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	10,981	10,981	147,825	256,306	426,093
Mortgage finance bonds	571	-	-	-	571
American treasury bonds	-	-	183,020	538,079	721,099
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	222,096	59,498	-	-	281,594
Issued debt instruments
Senior bonds	148,644	903,568	2,767,551	579,340	4,399,103
Subordinated bonds	-	73,208	73,208	146,416	292,832
Obligations with Banks:
Interbank loans	-	-	-	-	-
Central bank loans	-	6,178,000	-	-	6,178,000
Total	382,292	7,225,255	3,171,604	1,520,141	12,299,292
Hedging instrument
Cross currency swaps	119,215	838,066	2,811,457	579,341	4,348,079
Interest rate swaps	263,077	6,387,189	360,147	940,800	7,951,213
Total	382,292	7,225,255	3,171,604	1,520,141	12,299,292

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage financing bonds	-	918	-	-	918
American treasury bonds	-	-	178,118	-	178,118
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Obligations with Banks:
Interbank loans	-	-	-	-	-
Chilean central bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    50

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow microhedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of June 30, 2021 and 2020 and December 31, 2020, the periods when the cash flows will be generated are the following:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,911,547	3,685,581	3,833,937	1,994,106	11,425,171
Commercial loans
Available for sale investments	-	-	42,843	14,642	57,485
Time deposits (ASI)	-	-	-	-	-
Chilean Sovereign bonds	-	150,035	911,408	200,749	1,262,192
Chilean Central Bank bonds
Time deposits and other time liabilities	29,283	-	-	-	29,283
Time deposits
Issued debt instruments	157,397	-	-	-	157,397
Senior bonds (variable rate)	770,639	228,687	715,536	417,919	2,132,781
Senior bonds (fixed rate)
Interbank borrowings
Interbank loans	270,870	-	-	-	270,870
Total	3,139,736	4,064,303	5,503,724	2,627,416	15,335,179
Hedging instrument
Cross currency swaps	1,520,161	4,018,771	5,503,724	2,627,416	13,670,072
Currency forwards	1,619,575	45,532	-	-	1,665,107
Total	3,139,736	4,064,303	5,503,724	2,627,416	15,335,179

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits	-	-	42,532	-	42,532
Chilean Sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	175,875	891,791	196,428	1,264,094
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    51

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1)	Forecasted cash flows for interest rate risk:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	1,831	3,471	3,883	1,506	10,691
Outflows	(308,089)	(141,513)	(106,455)	(101,001)	(657,058)
Net flows	(306,258)	(138,042)	(102,572)	(99,495)	(646,367)

Hedging instrument
Inflows	308,089	141,513	106,455	101,001	657,058
Outflows (*)	(1,831)	(3,471)	(3,883)	(1,506)	(10,691)
Net flows	306,258	138,042	102,572	99,495	646,367

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2)	Forecasted cash flows for inflation risk:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	157,301	408,228	788,341	575,410	1,929,280
Outflows	(31,369)	(18,791)	(44,267)	(30,443)	(124,870
Net flows	125,932	389,437	744,074	544,967	1,804,410

Hedging instrument
Inflows	31,369	18,791	44,267	30,443	124,870
Outflows	(157,301)	(408,228)	(788,341)	(575,410)	(1,929,280)
Net flows	(125,932)	(389,437)	(744,074)	(544,967)	(1,804,410)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    52

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

b.3)	Forecasted cash flows for exchange rate risk:

As of June 30, 2021 and 2020 and December 31, 2020, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of December 31, 2020 and 2019, and is as follows:

	As of June 30,
Hedged item	2021	2020
	MCh$	MCh$

Interbank loans	1,476	(389)
Time deposits	244	-
Issued debt instruments	10,518	(34,639)
Available for sale investments	(31,228)	(2,639)
Loans and accounts receivable from customers	(171,727)	32,588
Chilean sovereign bond	(3,797)	-
Net flows	(194,514)	(5,079)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of June 30,
	2021	2020
	MCh$	MCh$

Bond hedging derivatives	(1,571)	(1,562)
Interbank loans hedging derivatives	-	1
Derivados para coberturas de mutuos hipotecarios	(10,357)	-
Cash flow hedge net income	(11,928)	(1,561)
(*)	See Note 21 “Equity”, letter e).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    53

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

e)	Net investment hedges in foreign operations:

As of June 30, 2021 and 2020 and December 31, 2020, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

f)	Fair value macrohedges

The Bank has macrocoverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio, the following is the detail,

	Notional amount
As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,152,740	-	-	395,141	1,547,881
Commercial loans	500,001	50,000	-	-	550,001
Total	1,652,741	50,000	-	395,141	2,097,882
Hedging instrument
Cross currency swaps	1,152,740	-	-	395,141	1,547,881
Currency forwards	500,001	50,000	-	-	550,001
Total	1,652,741	50,000	-	395,141	2,097,882

	Notional amount
As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Currency forwards	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

As of June 30, 2021 and 2020 and December 31, 2020, Ch$ 371,127 million and Ch$ 327,938 million are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a macro hedge, see Note 14.

As of June 30, 2021 and 2020 and December 31, 2020, Ch$ 188,546 million and Ch$ 51,089 milliones are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a micro hedge, see Note 19.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    54

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 08

INTERBANK LOANS

a)	As of June 30, 2021 and 2020 and December 31, 2020, the balances for “Interbank loans” are the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Foreign trade credits Chilean exports	-	4,591
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(4)

Foreign interbank loans
Interbank loans – Foreign	7,643	14,339
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(6)	(6)

Total	7,637	18,920

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of June 30,			As of December 31,
	2021			2020
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	4	6	10	-	19	19
Charge-offs	-	-	-	-	-	-
Provisions established	-	12	12	9	21	30
Provisions released	(4)	(12)	(16)	(5)	(34)	(39)

Total	-	6	6	4	6	10

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    55

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of June 30, 2021 and 2020 and December 2020, the composition of the loan portfolio is the following:

As of June 30, 2021	Assets before allowances				Established allowances (*)
	Normal portfolio	Substandard portfolio	Non- compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans (*)	11,848,722	925,265	754,004	13,527,991	(234,774)	(258,919)	(493,693)	13,034,298
Foreign trade loans	1,063,054	41,399	42,636	1,147,089	(56,714)	(3,259)	(59,973)	1,087,116
Checking accounts debtors	88,724	14,088	10,967	113,779	(4,257)	(7,373)	(11,630)	102,149
Factoring transactions	529,349	5,459	4,511	539,319	(6,833)	(694)	(7,527)	531,792
Student Loans	52,626	-	6,886	59,512	-	(3,936)	(3,936)	55,576
Leasing transactions	1,089,013	156,390	76,011	1,321,414	(16,993)	(9,607)	(26,600)	1,294,814
Other loans and account receivable	197,775	2,845	17,459	218,079	(3,354)	(14,940)	(18,294)	199,785
Subtotal	14,869,263	1,145,446	912,474	16,927,183	(322,925)	(298,728)	(621,653)	16,305,530

Mortgage loans
Loans with mortgage finance bonds	5,791	-	287	6,078	-	(43)	(43)	6,035
Mortgage mutual loans	87,054	-	1,882	88,936	-	(327)	(327)	88,609
Other mortgage mutual loans	12,473,444	-	402,648	12,876,092	-	(71,405)	(71,405)	12,804,687
Subtotal	12,566,289	-	404,817	12,971,106	-	(71,775)	(71,775)	12,899,331

Consumer loans
Installment consumer loans	3,396,446	-	185,612	3,582,058	-	(233,136)	(233,136)	3,348,922
Credit card balances	1,072,516	-	6,792	1,079,308	-	(25,490)	(25,490)	1,053,818
Leasing transactions	2,945	-	2	2,947	-	(29)	(29)	2,918
Other consumer loans	105,931	-	1,714	107,645	-	(6,427)	(6,427)	101,218
Subtotal	4,577,838	-	194,120	4,771,958	-	(265,082)	(265,082)	4,506,876

Total	32,013,390	1,145,446	1,511,411	34,670,247	(322,925)	(635,585)	(958,510)	33,711,737
(*)	Contains fogape provisions for Ch$ 39,506 million.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    56

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2020	Assets before allowances				Established allowances (*)
	Normal portfolio	Substandard portfolio	Non- compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	12,080,177	700,855	778,863	13,559,895	(268,296)	(252,388)	(520,684)	13,039,211
Foreign trade loans	1,002,748	195,262	41,261	1,239,271	(56,499)	(3,513)	(60,012)	1,179,259
Checking accounts debtors	104,216	9,389	12,005	125,610	(4,553)	(7,225)	(11,778)	113,832
Factoring transactions	488,633	5,195	3,851	497,679	(5,839)	(653)	(6,492)	491,187
Student Loans	56,040	-	7,340	63,380	-	(3,630)	(3,630)	59,750
Leasing transactions	1,119,641	153,005	82,511	1,355,157	(17,001)	(8,002)	(25,003)	1,330,154
Other loans and account receivable	171,523	2,172	22,849	196,544	(5,461)	(13,629)	(19,090)	177,454
Subtotal	15,022,978	1,065,878	948,680	17,037,536	(357,649)	(289,040)	(646,689)	16,390,847

Mortgage loans
Loans with mortgage finance bonds	7,428	-	381	7,809	-	(45)	(45)	7,764
Mortgage mutual loans	91,115	-	1,845	92,960	-	(329)	(329)	92,631
Other mortgage mutual loans	11,906,388	-	404,668	12,311,056	-	(60,907)	(60,907)	12,250,149
Subtotal	12,004,931	-	406,894	12,411,825	-	(61,281)	(61,281)	12,350,544

Consumer loans
Installment consumer loans	3,454,520	-	234,072	3,688,592	-	(247,223)	(247,223)	3,441,369
Credit card balances	1,118,130	-	7,778	1,125,908	-	(16,923)	(16,923)	1,108,985
Leasing transactions	3,105	-	16	3,121	-	(35)	(35)	3,086
Other consumer loans	121,411	-	1,847	123,258	-	(4,660)	(4,660)	118,598
Subtotal	4,697,166	-	243,713	4,940,879	-	(268,841)	(268,841)	4,672,038

Total	31,725,075	1,065,878	1,599,287	34,390,240	(357,649)	(619,162)	(976,811)	33,413,429

(*)Contains fogape provisions for Ch$ 35,789 million.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    57

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of June 30, 2021 and 2020 and December 31, 2020, the portfolio before allowances by customer’s economic activity is the following:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,373,930	1,378,221	-	-	1,373,930	1,378,221	3.96	4,01
Mining	171,357	433,615	-	-	171,357	433,615	0.49	1,26
Electricity, gas, and water	385,662	384,274	-	-	385,662	384,274	1.11	1,12
Agriculture and livestock	1,330,645	1,345,864	-	-	1,330,645	1,345,864	3.84	3,91
Forest	182,286	179,176	-	-	182,286	179,176	0.53	0,52
Fishing	262,264	234,151	-	-	262,264	234,151	0.76	0,68
Transport	764,507	777,601	-	-	764,507	777,601	2.20	2,26
Communications	336,247	331,115	-	-	336,247	331,115	0.97	0,96
Construction	987,205	959,369	-	-	987,205	959,369	2.85	2,79
Commerce	3,831,876	3,712,568	7,643	14,339	3,839,519	3,726,907	11.07	10,83
Services	2,780,802	2,863,338	-	-	2,780,802	2,863,338	8.02	8,32
Other	4,520,402	4,442,835	-	-	4,520,402	4,442,835	13.04	12,91

Subtotal	16,927,183	17,042,127	7,643	14,339	16,934,826	17,056,466	48.84	49,57

Mortgage loans	12,971,106	12,411,825	-	-	12,971,106	12,411,825	37.40	36,07

Consumer loans	4,771,958	4,940,879	-	-	4,771,958	4,940,879	13.76	14,35

Total	34,670,247	34,394,831	7,643	14,339	34,677,890	34,409,170	100.00	100,00

(*)	Includes domestic interbank loans for Ch$ 0 million as of June 30, 2021 (Ch$ 4,591 million as of December 31, 2020), see Note 8.
(**)	Includes foreign interbank loans for Ch$ 7,643 million as of June 30, 2021 (Ch$ 14,339 million as of December 31, 2020), see Note 8.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    58

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of June 3, 2021 and December 2020, the impaired portfolio is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	576,001	-	-	576,001	588,334	-	-	588,334
Non-performing loans (collectively evaluated)	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435
Other impaired portfolio	212,529	305,422	150,904	668,855	219,660	298,269	197,285	715,214
Total	1,092,544	404,817	194,120	1,691,481	1,139,376	406,894	243,713	1,789,983
(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6). As they are debtors subject to group evaluation, it includes all the credits of the "Portfolio in Default"

ii)	The impaired portfolio with or without warranty as of June 30, 2021 and December 2020 is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	740,928	381,128	28,562	1,150,618	720,785	381,182	34,720	1,136,687
Unsecured debt	351,616	23,689	165,558	540,863	418,591	25,712	208,993	653,296
Total	1,092,544	404,817	194,120	1,691,481	1,139,376	406,894	243,713	1,789,983

iii)	The non-performing loans portfolio as of June 30, 2021 and December 31, 2020 is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	167,291	94,215	6,716	268,222	177,316	101,279	7,136	285,731
Unsecured debt	136,723	5,180	36,500	178,403	154,066	7,346	39,292	200,704
Total	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435

iv)	Reconciliation of loans, with past due loans as of June 30, 2021 and December 31, 2020, is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	303,554	98,881	42,927	445,362	329,009	107,905	43,128	480,042
With defaults up to 89 days, classified in past due portfolio	460	514	289	1,263	2,373	720	3,300	6,393
Total	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    59

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during the periods for 2021 and 2020 is the following:

For the period ended as of June 30, 2021	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	357,649	289,040	61,281	268,841	10	976,821
Allowances established	46,102	65,457	21,865	84,688	12	218,124
Allowances released	(67,062)	(24,039)	(7,058)	(31,865)	(16)	(130,040)
Allowances released due to charge-off	(13,764)	(31,730)	(4,313)	(56,582)	-	(106,389)
Balance as of December 31, 2020	322,925	298,728	71,775	265,082	6	958,516
(*)	Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 39,506 million.

For the period ended as of December 31, 2020	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	236,549	275,893	68,461	312,245	19	893,167
Allowances established	184,691	124,057	15,884	223,493	30	548,155
Allowances released	(44,878)	(54,394)	(17,141)	(79,846)	(39)	(196,298)
Allowances released due to charge-off	(18,713)	(56,516)	(5,923)	(187,051)	-	(268,203)
Balance as of December 31, 2020	357,649	289,040	61,281	268,841	10	976,821
(*)	Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 35,789 million.

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of June 30, 2021 and December 31, 2020 are Ch$ 25 million and Ch$ 49 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of June 30, 2021 and December 31, 2020 are Ch$ 22,615 million and Ch$17,293 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

iii)	Under the rules of the CMF (ex SBIF), banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The Bank as of June 30, 2021 and December 31, 2020 has additional provisions for Ch$ 168,000 million and Ch$ 126,000 million, which are presented as liabilities in the “Provisions” caption of the Consolidated Statements of Financial Position.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    60

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition

	As of June 30, 2021
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	15,712,967	12,423,130	4,490,862	32,626,959	652,264	218,235	102,937	973,436	16,365,231	12,641,365	4,593,799	33,600,395
Overdue for 1-29 days	68,897	26,424	55,641	150,962	52,298	7,364	18,505	78,167	121,195	33,788	74,146	229,129
Overdue for 30-89 days	52,775	116,735	31,335	200,845	84,428	80,337	29,751	194,516	137,203	197,072	61,086	395,361
Overdue for 90 days or more	-	-	-	-	303,554	98,881	42,927	445,362	303,554	98,881	42,927	445,362

Total portfolio before allowances	15,834,639	12,566,289	4,577,838	32,978,766	1,092,544	404,817	194,120	1,691,481	16,927,183	12,971,106	4,771,958	34,670,247

Overdue loans (less than 90 days) presented as portfolio percentage	0.77%	1.14%	1.90%	1.07%	12.51%	21.66%	24.86%	16.12%	1.53%	1.78%	2.83%	1.80%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	27.78%	24.43%	22.11%	26.33%	1.79%	0.76%	0.90%	1.28%

	As of December 31, 2020
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	15,818,599	11,872,157	4,611,792	32,302,548	717,471	223,798	140,463	1,081,732	16,536,070	12,095,955	4,752,255	33,384,280
Overdue for 1-29 days	36,813	23,997	53,581	114,391	22,016	5,806	23,549	51,371	58,829	29,803	77,130	165,762
Overdue for 30-89 days	42,748	108,777	31,793	183,318	70,880	69,385	36,573	176,838	113,628	178,162	68,366	360,156
Overdue for 90 days or more	-	-	-	-	329,009	107,905	43,128	480,042	329,009	107,905	43,128	480,042

Total portfolio before allowances	15,898,160	12,004,931	4,697,166	32,600,257	1,139,376	406,894	243,713	1,789,983	17,037,536	12,411,825	4,940,879	34,390,240

Overdue loans (less than 90 days) presented as portfolio percentage	0.50%	1.11%	1.82%	0.91%	8.15%	18.48%	24.67%	12.75%	1.01%	1.68%	2.94%	1.53%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	28.88%	26.52%	17.70%	26.82%	1.93%	0.87%	0.87%	1.40%

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    61

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of June 30, 2021 and December 31, 2020, details of instruments defined as available for sale investments are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	-	-
Chilean Central Bank Notes	764,804	1,008,450
Other Chilean Central Bank and Government securities (*)	5,021,573	5,344,910
Subtotal	5,786,377	6,353,360
Sold under repurchase agreement	58,788	969,508
Other Chilean securities
Time deposits in Chilean financial institutions	494	492
Mortgage finance bonds of Chilean financial institutions	12,353	14,022
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	1,944	2,217
Subtotal	14,791	16,731
Sold under repurchase agreement	73	300
Foreign financial securities
Foreign Central Banks and Government securities	728,466	269,803
Other foreign financial securities	541,679	522,648
Subtotal	1,270,145	792,451
Sold under repurchase agreement		-

Total	7,071,313	7,162,542

(*)	Corresponds to Treasury bonds in Chilean pesos and UF.

The Bank holds instruments maintained with “Chilean central bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of June 30, 2021 and December 31, 2020, for an amount of MCh$ 97,100 and MCh$ 158,600 while “Foreign financial securities” guarantee derivatives transactions through London Clearing House (LCH), as of June 30, 2021 and December 31, 2020 they amount to Ch$71,961 and Ch$7,685 respectively. Additionally to comply with the initial margin required by European EMIR standard, the Bank maintains guarantees with Euroclear amounting to MCh$ 337,086 as of June 30, 2021 and MCh$ 258,183 as of December 31, 2020.

As of June 30, 2021, the instruments available for sale include balances of unrealized net profits of MCh$ 307,745 recognized as “Valuation accounts” in equity, distributed between a loss of MCh$ 308,605 attributable to equity holders of the Bank and a lass of MCh$ 1,015 million attributable to non-controlling interest.

As of December 31, 2020 the instruments available for sale include balances of unrealized net profits of MCh$ 100,135 recognized as “Valuation accounts” in equity, distributed between a gain of MCh$ 98,976 attributable to equity holders of the Bank and a gain of MCh$ 1,159 attributable to non-controlling interest.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    62

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 11

INTANGIBLE ASSETS

a)	As of June 30, 2021 and December 31, 2020 the composition of intangible assets is as follows:

			As of June 30, 2021
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	82,537	265,895	(181,922)	83,973
Total		82,537	265,895	(181,922)	83,973

			As of December 31, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	73,389	320,531	(237,994)	82,537
Total		73,389	320,531	(237,994)	82,537

b)	The changes in the value of intangible assets during the periods of June 30, 2021 and December 31, 2020 is the following:

b.1) Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	284,534	284,534
Additions	18,437	18,437
Disposals and impairment (*)	(37,076)	(37,076)
Other	-	-
Balances as of June 30, 2021	265,895	265,895

Balances as of January 1, 2020	250,002	250,002
Additions	35,170	35,170
Disposals and impairment (*)	(638)	(638)
Other	-	-
Balances as of December 31, 2020	284,534	284,534

(*)	See Note 31 a).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    63

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	(201,997)	(201,997)
Amortization for the period	(14,195)	(14,195)
Other changes	34,270	34,270
Balances as of June 30, 2021	(181,922)	(181,922)

Balances as of January 1, 2020	(176,613)	(176,613)
Amortization for the period	(25,384)	(25,384)
Other changes	-	-
Balances as of December 31, 2020	(201,997)	(201,997)

c)	The Bank has no restriction on intangible assets as of June 30, 2021 and December 31, 2020. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    64

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)	As of June 30, 2021 and December 31, 2020 the property, plant and equipment balances is the following:

		As of June 30, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	114,080	182,402	(69,141)	113,261
Equipment	52,448	257,885	(204,977)	52,908
Other	20,712	77,284	(58,796)	18,488
Total	187,240	517,571	(332,914)	184,657

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	120,133	179,420	(65,340)	114,080
Equipment	55,494	243,084	(190,636)	52,448
Other	22,206	75,159	(54,447)	20,712
Total	197,833	497,663	(310,423)	187,240

b)	The changes in the value of property, plant and equipment as of June 30, 2021 and December 31, 2020 is the following:

b.1) Gross balance

2021	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	179,420	243,084	75,159	497,663
Additions	970	16,348	806	18,124
Disposals	(4)	(1,429)	(168)	(1,601)
Impairment due to damage	-	-	-	-
Other	2,016	(118)	1,487	3,385
Balances as of June 30, 2021	182,402	257,885	77,284	517,571

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	175,370	219,600	69,758	464,728
Additions	1,556	25,233	7,500	34,289
Disposals	(3,719)	(1,748)	(2,099)	(7,566)
Impairment due to damage	-	-	-	-
Other	6,213	-	-	6,213
Balances as of December 31, 2020	179,420	243,084	75,159	497,663

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    65

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

b.2) Accumulated depreciation

2021	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	(65,341)	(190,636)	(54,447)	(310,423)
Depreciation for the period	(4,795)	(14,909)	(4,477)	(24,181)
Sales and disposals during the period	-	568	128	696
Others	995	-	-	995
Balances as of June 30, 2021	(69,141)	(204,977)	(58,796)	(332,914)

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(55,237)	(164,106)	(47,552)	(266,895)
Depreciation for the period	(8,987)	(28,370)	(8,915)	(46,273)
Sales and disposals during the period	3,701	1,840	2,021	7,562
Others	(4,817)	-	-	(4,817)
Balances as of December 31, 2020	(65,341)	(190,636)	(54,447)	(310,423)

c) The composition of the right of use assets as of June 30, 2021 and December 31, 2020 is the following:

		As of June 30, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	147,997	205,064	(61,972)	143,092
Lease improvements	53,614	128,021	(82,086)	45,935
Total	201,611	333,085	(144,058)	189,027
		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	157,572	197,573	(49,576)	147,997
Lease improvements	52,928	129,079	(75,465)	53,614
Total	210,500	326,652	(125,041)	201,611

d)	The movement of the right of use assets under lease during the 2021 and 2020 period, is the following:

d.1) Gross balance

2021	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2021	197,573	129,079	326,652
Additions	13,518	2,372	15,890
Disposals	(6,027)	-	(6,027)
Impairment	-	-	-
Other	-	(3,430)	(3,430)
Balances as of June 30, 2021	205,064	128,021	333,085

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    66

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	182,910	127,035	309,945
Additions	24,136	12,070	36,206
Disposals	(9,473)	(3,813)	(13,286)
Impairment	-	-	-
Other	-	(6,213)	(6,213)
Balances as of December 31, 2020	197,573	129,079	326,652

d.2)	Accumulated amortization

2021	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(49,576)	(75,465)	(125,041)
Amortization for the period	(14,293)	(5,655)	(19,948)
Sales and disposals during the period	1,897	-	1,897
Transfers	-	-	-
Others	-	(966)	(966)
Balances as of June 30, 2021	(61,972)	(82,086)	(144,058)

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(25,338)	(74,107)	(99,445)
Amortization for the period	(27,731)	(10,038)	(37,769)
Sales and disposals during the period	3,496	3,862	7,358
Transfers	-	-	-
Others	(3)	4,817	4,815
Balances as of December 31, 2020	(49,576)	(75,465)	(125,041)

e)	Obligation for lease contract

As of June 30, 2021 and December 31, 2020, the obligations for lease agreements are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Obligations for lease contracts	144,753	149,585
Totales	144,753	149,585

f)	Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of June 30,
	2021	2020
	MCh$	MCh$
Depreciation	19,948	19,082
Interests	1,143	1,386
Short term lease	1,600	1,788
Total	22,691	22,256

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    67

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

g)	As of June 30, 2021 and December 31, 2020, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	24,680	25,526
Due after 1 year but within 2 years	23,650	23,461
Due after 2 years but within 3 years	21,664	21,472
Due after 3 years but within 4 years	19,752	19,343
Due after 4 years but within 5 years	16,207	16,336
Due after 5 years	38,800	43,447

Total	144,753	149,585

h)	Operational leases - Lessor

As of June 30, 2021 and December 31, 2020, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	1,017	740
Due after 1 year but within 2 years	1,391	1,015
Due after 2 years but within 3 years	964	736
Due after 3 years but within 4 years	755	639
Due after 4 years but within 5 years	612	448
Due after 5 years	1,649	1,283

Total	6,388	4,861

i)	As of June 30, 2021 and December 31, 2020 the Bank has no finance leases which cannot be cancelled unilaterally.

j)	The Bank has no restriction on property, plant and equipment as of June 30, 2021 and December 31, 2020. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    68

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of June 30, 2021 and December 31, 2020, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(77,989)	-
Current tax liabilities	-	12,977

Total tax payable (recoverable)	(77,989)	12,977

Detail of current tax (assets) liabilities (net)
Income tax	10,190	172,944
Less:
Provisional monthly payments	(86,077)	(156,387)
Credit for training expenses	(609)	(2,137)
Grant credits	-	(1,360)
Other	(1,493)	(83)
Total tax payable (recoverable)	(77,989)	12,977

b)	Income Tax

The effect that the tax expense has on income for the period ended June 30, 2021 and 2020 is comprised of the following items:

	As of June 30,
	2021 MCh$	2020 MCh$
Income tax expense
Current tax	1,997	130,298
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	117,656	(70,204)
Subtotal	119,653	60,094
Tax for rejected expenses (Article N° 21)	95	577
Other	(17,228)	654
Net income tax expense	102,520	61,325

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of June 30, 2021 and 2020 is the following:

	As of June 30,
	2021		2020
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	27,00	127,843	27,00	78,766
Permanent differences (1)	(6,56)	(31,046)	(6,36)	(18,548)
Rate change effect	0,02	95	0,20	577
Other	1,19	5,628	0,18	530
Effective rates and income tax expense	21,65	102,520	21,02	61,325

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    69

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended June 30, 2021 and December 31, 2020 is the following:

	As of December 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Available for sale investments	83,091	14.091
Cash flow hedges	52,519	36.927
Total deferred tax assets recognized through other comprehensive income	135,610	51,018

Deferred tax liabilities
Available for sale investments	-	(41.128)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	-	(41,128)

Net deferred tax balances in equity	135,610	9,890

Deferred taxes in equity attributable to equity holders of the bank	135,842	10,203
Deferred tax in equity attributable to non-controlling interests	(232)	(313)

e)	Effect of deferred taxes on income

During 2021 and 2020, the Bank has registered in its financial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,147	8,166
Non-recurring charge-offs	14,134	17,705
Assets received in lieu of payment	3,106	3,294
Exchange rate adjustments	4,709	89
Property, plant and equipment	819	-
Provision for loan losses	272,341	259,245
Provision for expenses	91,211	101,321
Leased assets	79,047	89,458
Prepaid expenses	-	-
Subsidiaries tax losses	22,179	7,394
Assets for the right to use leased assets	451	428
Total deferred tax assets	496,146	487,100

Deferred tax liabilities
Valuation of investments	(20,433)	(19,967)
Property, plant and equipment	(4,979)	(7,394)
Anticipated expenses	(17,763)	(16,691)
Valuation provision	(8,262)	(6,591)
Derivatives	(163,106)	(37,265)
Exchange rate adjustments	-	-
Others	(97)	(30)
Total deferred tax liabilities	214,640	(87,938)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    70

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

f)	Summary of deferred tax assets and liabilities

The effect of deferred taxes on equity and income is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	135,610	51,018
Recognized through profit or loss	496,146	487,100
Total deferred tax assets	631,756	538,118

Deferred tax liabilities
Recognized through other comprehensive income	-	(41,128)
Recognized through profit or loss	(214,640)	(87,938)
Total deferred tax liabilities	(214,640)	129,066

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    71

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Assets for leasing (1)	54,859	62,967
Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	5,718	8,289
Assets awarded at judicial sale	11,407	17,430
Provision on assets received in lieu of payment or awarded	(358)	(1,196)
Subtotal	16,767	24,523

Other assets
Guarantee deposits (margin accounts) (3)	753,357	608,359
Non-current assets classified as held for sale (4)	22,036	22,036
Investments in gold	765	765
VAT credit tax	34,707	27,519
Prepaid expenses (6)	371,127	327,938
Assets recovered from leasing held for sale	360,416	387,668
Macro-hedging valuation adjustment (5)	4,246	3,191
Pension plan assets	682	673
Accounts and notes receivable	112,793	100,504
Notes receivable through brokerage and simultaneous transactions	45,695	41,960
Other receivable accounts	37,890	33,567
Other assets	127,618	97,186
Subtotal	1,871,332	1,651,366

Total	1,942,958	1,738,856

1)	Corresponds to the assets available to be delivered under the financial lease modality.
2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.11% (0.16% as of December 31, 2020) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.
4)	Corresponds to the interests in Redbanc S.A. and Transbank S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations ”, for additional information see Note 1 t), Note 36.
5)	Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note 07).
6)	In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank's transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2020, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly "in the ordinary course of business" (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis. In October 2020, it made the first disbursement of USD 1,150 million of the DIP financing, which represents 50% of the amount available, which will allow it to reestablish its operation and work on the reorganization plan. On January 27, 2021, Latam Airlines' request was approved to postpone, until June 30, 2021, the deadline to present its reorganization plan. Given the announcement made by the Chilean government regarding travel restrictions to and from abroad, LATAM Airlines Group reported that it has sufficient liquidity to face this period.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    72

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of June 30, 2021 and December 31, 2020, the composition of the item time deposits and other liabilities time is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	14,000,211	11,342,648
Other deposits and demand accounts	1,906,061	1,583,183
Other demand liabilities	1,815,980	1,635,062

Subtotal	17,722,252	14,560,893

Time deposits and other time liabilities
Time deposits	11,569,019	10,421,872
Time savings account	179,472	153,330
Other time liabilities	7,316	6,589

Subtotal	11,755.807	10,581,791

Total	29,478,059	25,142,684

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    73

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of June 30, 2021 and December 31, 2020, the composition for this item is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	-	-
Other domestic obligations	192,502	175,344
Foreign obligations	21,932	8,974
Subtotal	214,434	184,318
Issued debt instruments
Mortgage finance bonds	9,677	12,314
Senior bonds	6,543,636	6,749,989
Mortgage Bonds	82,000	84,335
Subordinated bonds	1,387,052	1,357,539
Subtotal	8,022,365	8,204,177

Total	8.236,799	8,388,495

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2021
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	4,391	5,286	9,677
Senior bonds	925,883	5,617,753	6,543,636
Mortgage Bonds	5,686	76,314	82,000
Subordinated bonds	-	1,387,052	1,387,052
Issued debt instruments	935,960	7,086,405	8,022,365

Other financial liabilities	214,161	273	214,434

Total	1,150,121	7,086,678	8,236,799

	As of December 31, 2020
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	4,982	7,332	12,314
Senior bonds	1,124,558	5,625,431	6,749,989
Mortgage Bonds	5,465	78,870	84,335
Subordinated bonds	-	1,357,539	1,357,539
Issued debt instruments	1,135,005	7,069,172	8,204,177

Other financial liabilities	184,028	290	184,318

Total	1,319,033	7,069,462	8,388,495

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    74

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturiy of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.20% as of June 30, 2021 (5.20% as of December 31, 2020).

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	4,391	4,982
Due after 1 year but within 2 years	3,154	3,816
Due after 2 years but within 3 years	1,676	2,375
Due after 3 years but within 4 years	440	979
Due after 4 years but within 5 years	16	162
Due after 5 years	-	-
Total mortgage finance bonds	9,677	12,314

b)	Senior bonds

The following table shows senior bonds by currency:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Santander bonds in UF	3,604,869	4,017,708
Santander bonds in USD	1,396,194	1,263,714
Santander bonds in CHF	577,983	466,738
Santander bonds in Ch$	557,818	639,489
Santander bonds in AUD	127,945	125,781
Santander bonds in JPY	111,072	68,093
Santander bonds in EUR	167,755	168,466
Total senior bonds	6,543,636	6,749,989

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    75

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

As of June 30, 2021 the Bank has placed bonds for UF 4,000,000 USD 177,000,000, JPY 10,000,000,000 y CHF 150,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55 anual	12-01-2018	02-04-2021	6,000,000	06-01-2025
Total UF		4,000,000					6,000,000
Bond USD	USD	50,000,000	2 and 10	0.71 anual	02-25-2021	02-25-2021	50,000,000	12-28-2023
Bond USD	USD	100,000,000	2 and 11	0.72 anual	02-26-2021	02-26-2021	100,000,000	01-26-2024
Bond USD	USD	27,000,000	7 years	2.05 anual	06-09-2021	02-04-2021	27,000,000	06-09-2028
Total	USD	177,000,000					177,000,000
Bono JPY	JPY	10,000,000,000	5 years	0.35 anual	05-13-2021	05-13-2021	10,000,000,000	05-13-2026
Total JPY	JPY	10,000,000,000					10,000,000,000
Bono CHF	CHF	150,000,000	6 years	0.33 anual	06-22-2021	06-22-2021	150,000,000	06-22-2027
Total CHF	CHF	150,000,000					150,000,000

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55 anual	12-01-2018	02-04-2020	2,000,000	06-01-2025
Total UF		1,996,000					2,000,000
Bond USD	USD	742,500,000	5 years	2.70 anual	01-07-2020	01-07-2020	750,000,000	01-07-2025
Total	USD	742,500,000					750,000,000

During 2021, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-18-2021	Senior	UF	8,000
02-18-2021	Senior	CLP	14,720,000,000
02-22-2021	Senior	CLP	500,000,000
02-22-2021	Senior	CLP	150,000,000
02-24-2021	Senior	UF	300,000
03-04-2021	Senior	UF	519,000
03-05-2021	Senior	CLP	300,000,000
03-05-2021	Senior	CLP	1,900,000,000
03-22-2021	Senior	UF	50,000
03-24-2021	Senior	UF	150,000
03-24-2021	Senior	UF	7,000
06-01-2021	Senior	UF	107,000
06-15-2021	Senior	UF	1,000
06-17-2021	Senior	CLP	970.000.000
06-23-2021	Senior	UF	105.000
06-23-2021	Senior	UF	50.000
06-24-2021	Senior	UF	21.000
06-24-2021	Senior	UF	278.000
06-24-2021	Senior	UF	20.000
06-24-2021	Senior	UF	100.000

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    76

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-01-2020	Senior	UF	357.000
03-01-2020	Senior	UF	300.000
09-01-2020	Senior	UF	60.000
09-01-2020	Senior	UF	27.000
13-01-2020	Senior	CLP	50.000.000
14-01-2020	Senior	UF	109.000
14-01-2020	Senior	CLP	9.820.000.000
14-01-2020	Senior	UF	131.000
14-01-2020	Senior	UF	322.000
15-01-2020	Senior	USD	2.490.000
15-01-2020	Senior	UF	47.000
16-01-2020	Senior	CLP	400.000.000
16-01-2020	Senior	UF	1.000
17-01-2020	Senior	UF	28.000
20-01-2020	Senior	UF	74.000
21-01-2020	Senior	UF	171.000
21-01-2020	Senior	UF	181.000
21-01-2020	Senior	CLP	330.000.000
22-01-2020	Senior	CLP	11.430.000.000
24-01-2020	Senior	UF	2.000
29-01-2020	Senior	UF	1.000
29-01-2020	Senior	CLP	120.000.000
30-01-2020	Senior	CLP	10.000.000
31-01-2020	Senior	UF	40.000
06-02-2020	Senior	CLP	6.000.000.000
07-02-2020	Senior	CLP	1.180.000.000
11-02-2020	Senior	CLP	7.430.000.000
12-02-2020	Senior	CLP	2.520.000.000
13-02-2020	Senior	CLP	10.000.000.000
17-02-2020	Senior	UF	2.000
17-02-2020	Senior	UF	15.000
18-02-2020	Senior	UF	50.000
18-02-2020	Senior	UF	4.000
20-02-2020	Senior	UF	350.000
20-02-2020	Senior	UF	115.000
21-02-2020	Senior	UF	57.000
21-02-2020	Senior	UF	24.000
24-02-2020	Senior	UF	250.000
24-02-2020	Senior	UF	10.000
26-02-2020	Senior	UF	169.000
26-02-2020	Senior	UF	1.000
27-02-2020	Senior	UF	180.000
27-02-2020	Senior	UF	11.000
27-02-2020	Senior	CLP	6,750,000,000
02-03-2020	Senior	UF	1,000
05-03-2020	Senior	UF	2,000
09-03-2020	Senior	UF	261,000
09-03-2020	Senior	UF	150,000
11-03-2020	Senior	UF	2,000
17-03-2020	Senior	UF	850,000
18-03-2020	Senior	UF	150,000
19-03-2020	Senior	USD	5,000,000
23-03-2020	Senior	UF	95,000
23-03-2020	Senior	USD	5,000,000
24-03-2020	Senior	CLP	1,250,000,000

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    77

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
30-03-2020	Senior	UF	62,000
31-03-2020	Senior	UF	360,000
31-03-2020	Senior	UF	5,000
01-04-2020	Senior	CLP	1,000,000,000
02-04-2020	Senior	UF	5,184,000
02-04-2020	Senior	CLP	16,710,000,000
03-04-2020	Senior	CLP	32,800,000,000
03-04-2020	Senior	UF	27,000
06-04-2020	Senior	CLP	101,400,000,000
06-04-2020	Senior	UF	157,000
06-04-2020	Senior	USD	10,000,000
07-04-2020	Senior	CLP	3,990,000,000
07-04-2020	Senior	UF	6,659,000
07-04-2020	Senior	USD	10,000,000
08-04-2020	Senior	CLP	210,000,000
13-04-2020	Senior	CLP	970,000,000
14-04-2020	Senior	CLP	2,000,000,000
17-04-2020	Senior	CLP	11,900,000,000
05-05-2020	Senior	USD	49,000,000
14-05-2020	Senior	USD	47,000,000
02-06-2020	Senior	CLP	6,020,000,000
03-06-2020	Senior	UF	100,000
03-06-2020	Senior	CLP	10,750,000,000
05-06-2020	Senior	USD	5,000,000
08-06-2020	Senior	CLP	23,000,000,000
12-06-2020	Senior	CLP	150,000,000
16-06-2020	Senior	CHF	12,160,000
17-06-2020	Senior	CHF	36,785,000
19-06-2020	Senior	CLP	112,490,000,000
22-06-2020	Senior	CLP	1,500,000,000
26-06-2020	Senior	CLP	3,500,000,000
02-07-2020	Senior	CLP	4,620,000,000
10-07-2020	Senior	CHF	2,000,000
10-07-2020	Senior	CLP	500,000,000
15-07-2020	Senior	CLP	490,000,000
17-07-2020	Senior	UF	1,000
17-07-2020	Senior	CLP	29,780,000,000
13-08-2020	Senior	UF	345,000
14-08-2020	Senior	USD	3,350,000
21-08-2020	Senior	UF	100,000
21-08-2020	Senior	UF	77,000
24-08-2020	Senior	UF	11,000
25-08-2020	Senior	UF	14,000
09-09-2020	Senior	UF	24,000
09-09-2020	Senior	UF	70,000
09-09-2020	Senior	UF	45,000
10-09-2020	Senior	UF	210,000
23-09-2020	Senior	USD	5,000,000
28-09-2020	Senior	UF	50,000
29-09-2020	Senior	UF	1,000
30-09-2020	Senior	UF	43,000
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    78

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
10-20-2020	Senior	USD	2,000,000
10-01-2020	Senior	USD	5,153,000
11-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

ii.	Maturities for senior bonds are the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	925,883	1,124,558
Due after 1 year but within 2 years	1,037,009	1,047,241
Due after 2 years but within 3 years	851,421	742,081
Due after 3 years but within 4 years	1,766,110	1,228,524
Due after 4 years but within 5 years	768,580	1,250,897
Due after 5 years	1,194,633	1,356,688
Total senior bonds	6,543,636	6,749,989

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Mortgage bonds in UF	82,000	84,335
Total mortgage bonds	82,000	84,335

i.	Placement of Mortgage bonds

As of June 30, 2020 and December 31, 2020, the Bank has not placed any mortgage bonds.

ii.	Maturities of mortgage bonds is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	5,686	5,465
Due after 1 year but within 2 years	9,128	8,773
Due after 2 years but within 3 years	9,422	9,056
Due after 3 years but within 4 years	9,726	9,348
Due after 4 years but within 5 years	10,040	9,649
Due after 5 years	37,998	42,044
Total mortgage bonds	82,000	84,335

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    79

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

i.	Detail of subordinated bonds per currency is as follows:

	As of June 30,	As of December 31
	2021	2020
	MCh$	MCh$
Subordinated bonds denominated in Ch$	-	-
Subordinated bonds denominated in USD	202,634	202,634
Subordinated bonds denominated in UF	1,184,418	1,154,905
Total subordinated bonds	1,387,052	1,357,539

ii.	Placement of subordinated bonds

During 2021, the Bank has not placed any bonds.

As of December 31, 2020 the Bank has placed bonds for USD 200,000,000 and UF 11.000.000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date

Bono USD	USD	200,000,000	10	3.79%	01-21-2020	200,000,000	21-01-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 y 5 months	3.00%	09-01-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 y 5 months	3.15%	09-01-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 y 3 months	3.50%	03-01-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

iii.	The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	1,387,052	1,357,539
Total mortgage bonds	1,387,052	1,357,539

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    80

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	48	42
Due after 2 year but within 3 years	53	47
Due after 3 year but within 4 years	57	50
Due after 4 year but within 5 years	63	55
Due after 5 years	52	96
Non-current portion subtotal	273	290

Current portion:
Amounts due to credit card operators	142,066	134,790
Acceptance of letters of credit	6,116	1,460
Other long-term financial obligations, short-term portion	65,979	47,778
Current portion subtotal	214,161	184,028

Total other financial liabilities	214,434	184,318

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    81

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2021 and December 31, 2020, the detail of the maturities of assets and liabilities is as follows:

As of June 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	7,512,113	-	-	-	7,512,113	-	-	-	-	7,512,113
Cash items in process of collection	1,040,417	-	-	-	1,040,417	-	-	-	-	1,040,417
Trading investments	-	2,306	200	352	2,858	1,399	27,054	12,504	40,957	43,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,263	156,207	512,628	804,098	1,359,138	1,351,843	2,789,791	5,500,772	6,304,870
Interbank loans (1)	-	3,896	3,747	-	7,643	-	-	-	-	7,643
Loans and accounts receivables from customers (2)	189,549	1,362,778	1,463,022	3,486,692	6,502,041	4,521,592	668,851	22,977,763	28,168,206	34,670,247
Available for sale investments	-	858,894	23,154	216,492	1,098,540	170,702	4,340,145	1,461,926	5,972,773	7,071,313
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	753,357	-	-	-	753,357	-	-	-	-	753,357
Total assets	9,495,436	2,363,137	1,646,330	4,216,164	17,721,067	6,052,831	6,387,893	27,241,984	39,682,708	57,403,775

Liabilities
Deposits and other demand liabilities	17,722,252	-	-	-	17,722,252	-	-	-	-	17,722,252
Cash items in process of collection	952,459	-	-	-	952,459	-	-	-	-	952,459
Obligations under repurchase agreements	-	58,861	-	-	58,861	-	-	-	-	58,861
Time deposits and other time liabilities	186,788	6,060,887	3,094,973	2,216,212	11,558,860	126,159	46,191	24,597	196,947	11,755,807
Financial derivatives contracts	-	129,800	157,374	621,214	908,388	1,326,443	1,605,760	2,880,900	5,813,103	6,721,491
Interbank borrowings	29,901	96,926	66,767	1,913,508	2,107,102	1,781,727	4,125,089	-	5,906,816	8,013,918
Issued debts instruments	-	73,777	215,327	646,856	935,960	1,911,811	2,554,911	2,619,682	7,086,405	8,022,365
Other financial liabilities	159,998	50,499	3,633	31	214,161	101	120	52	273	214,434
Obligations for lease agreements	-	-	-	24,680	24,680	45,314	35,959	38,800	120,073	144,753
Guarantees received (margin accounts)	361,549	-	-	-	361,549	-	-	-	-	361,549
Total liabilities	19,412,947	6,470,750	3,538,074	5,422,501	34,844,272	5,191,555	8,368,030	5,564,031	19,123,617	53,967,889

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 6 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 621,653 million, Mortgage loans Ch$ 71,775 million and Consumer loans Ch$ 265,082 million.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    82

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Trading investments	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Interbank loans (1)	-	12,969	5,961	-	18,930	-	-	-	-	18,930
Loans and accounts receivables from customers (2)	170,214	1,233,302	1,437,698	3,670,246	6,511,460	3,659,994	308,651	23,910,135	27,878,780	34,390,240
Available for sale investments	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,397,802	31,437,352	41,424,265	54,602,125

Financial Liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of collection	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debts instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Other financial liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Obligations for lease agreements	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 10 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 646,689 million, Mortgage loans for Ch$ 61,281 million and Consumer loans for Ch$ 268,841 million.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    83

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 18

PROVISIONS

a)	As of December 31, 2020 and 2019, the detail for the provisions is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Provision for employee salaries and expenses	80,692	104,270
Provision for mandatory dividends	110,157	155,234
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	22,615	17,293
Other provisions for contingent loans	20,918	19,460
Provision for contingencies	46,233	33,814
Additonal provisions	168,000	126,000
Provision for foreign bank loans	25	49
Total	448,640	456,120

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    84

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Accounts and notes payable	229,258	227,518
Income received in advance	512	6,698
Adjustment due to macro-hedging valuation (3)	188,546	51,089
Guarantees received (margin accounts) (1)	361,549	624,205
Notes payable through brokerage and simultaneous transactions (2)	45,577	12,504
Other payable obligations	18,292	139,622
Withholding VAT	13,288	14,129
Accounts payable insurance companies	192,409	13,911
Other liabilities	75,430	76,177
Total	1,124,861	1,165,853

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.
(2)	Corresponds to net hedging assets and liabilietes adjusted to market value see Note 7.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    85

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date of issuance of these consolidated financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of June 30, 2021, the Bank maintains provisions for this concept that amount to Ch$ 1,281 millons (Ch$ 1,024 millons as of December 31, 2020), which are in the Consolidated Statement of Financial Position, forming part of the item “Provisions for contingencies”.

Banco Santander-Chile

The Bank currently undergoes 15 lawsuits for various legal actions in the amount of Ch$ 972 million, our attorneys have not estimated material losses for these lawsuits.

Santander Corredores de Bolsa Limitada

Ongoing lawsuit "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), being held before the 21st Civil Court of Santiago, Rol C-21.366-2014, on compensation for damages due to failures in the purchase of shares, the amount of the claim is for Ch$ 60 millons. Regarding its current situation as of December 31, 2020, this lawsuit is in the evidence gathering stage, therefore, Santander Corredores de Bolsa Limitada is waiting for the court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 14,205 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

Santander Consumer Finance Limitada

-	Lawsuit "Erna Mining and Machinery Service with Santander Consumer Finance Ltda.", being held by the 11th Civil Court of Santiago, Rol C-9459-2019, according to the latest update, the abandonment of the procedure has not yet been requested.
-	Lawsuit "Hawas with Santander Consumer Finance Ltda.", being held by the 30th Civil Court of Santiago, Rol C-890-2019, notice of evidence is notified, in which it is indicated that the probationary term is suspended.
-	Lawsuit “Rocío Barrientos with Santander Consumer Finance Ltda.”, being held by the 2nd San Bernardo Local Police Court, Rol 2779-5-2020, ordering evidentiary proceedings: completed. Waiting for sentence.
-	Lawsuit “Toledo with Santander Consumer Finance Ltda.”, followed before the 8th Civil Court of Santiago, Rol C-15137-2020, Judgment passed which rejects the lawsuit filed against SCF, pending certification that the judgment is final and enforceable, as there was no appeal.
-	Lawsuit “Merino with Santander Consumer”, being held by the 27th Civil Court of Santiago, Rol C-17495-2020. A Dilatory Exception was filed by SCF against the lawsuit, which is pending resolution. Once that happens, there is a period of 10 days to answer the claim.
-	Lawsuit “Romero/Zapata”. Rol C-13347-2020, followed before the 16th Civil Court of Santiago. The resolution received by the trial case was notified on April 7, 2021, by identification. Suspended probationary term.
.	Lawsuit “Hernández with Santander Consumer Finance Ltda.” Rol C-4275-2020, followed before the 20th Civil Court of Santiago. Frustrates the exhibition of the document due to defiance of the defendant.
-	Lawsuit “Ortega con Santander Consumer Finance Ltda.” Rol C-17723-2020, followed before the 9th Civil Court of Santiago. A conciliation hearing is set for July 14, 2021 at 10:00 a.m. by Zoom.
-	Lawsuit “Comercial Luis Enrique Seguel VAldebenito E.I.R.L. / Santander Consumer Finance Ltda.”, Rol C-2136-2021, followed before the 24th Civil Court of Santiago, first called to acquit positions.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    86

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Contingent loans
Letters of credit issued	295,353	165,119
Foreign letters of credit confirmed	119,853	82,779
Performance guarantees	1,157,884	1,090,643
Personal guarantees	446,473	441,508
Subtotal	2,019,563	1,780,049
On demand credit lines	8,659,243	8,391,414
Other irrevocable credit commitments	367,807	406,234
Total	11,046,613	10,577,697

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Third party operations
Collections	78,689	83,392
Transferred financial assets managed by the Bank	17,125	18,017
Assets from third parties managed by the Bank and its affiliates	1,366,594	1,352,032
Subtotal	1,462,408	1,453,441
Custody of securities
Securities held in custody	11,236,486	11,022,790
Securities held in custody deposited in other entity	3,046,867	808,186
Issued securities held in custody	11,364,915	10,461,847
Subtotal	25,648,268	22,292,823
Total	27,110,676	23,746,264

The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of June 30, 2021, the balance for this was Ch$ 1,366,559 million (Ch$ 1,351,997 million as of December 31, 2020),

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5207785 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for USD 50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2021, this policy was renewed until June 30, 2022 under the same conditions.

Santander Corredores de Bolsa Limitada

i)	As of June 30, 2021, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 12,041 million(Ch$ 6,493 million as of December 31, 2020).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    87

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

ii)	Additionally, as of June 30, 2021, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 7,300 million (Ch$ 11,800 million as of December 31, 2020).

iii)	In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,000 million as of June 30, 2021 (Ch$ 1,001 million as of December 31, 2020). This corresponds to a fixed-term deposit with Banco Santander-Chile whose maturity is September 6, 2021.

iv)	As of June 30, 2021, the company has a guarantee for equity loans in the amount of Ch$ 3,495 million (Ch$ 3,481 million as of December 31, 2020).

Santander Corredora de Seguros Limitada

i)	In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii)	On March 26, 2021, the insurance policy for insurance brokers was renewed N°10046944, this policy covers UF 500, and the professional liability policy for insurance brokers N°10046940 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2021 to April 14, 2022.

Klare Corredora de Seguros S.A.

In accordance with the provisions of Circular No. 1,160 of the CMF, the Company has contracted an insurance policy to respond to the correct and complete fulfillment of all the obligations arising from its operations as an intermediary in the contracting of insurance. The guarantee policy for insurance brokers No. 163143, which covers UF 500, contracted with Compañía HDI Seguros de Garantia y Crédito S.A. They are valid from April 15, 2020 to April 14, 2021. On April 5, 2021, this policy was renewed having a coverage from April 15, 2021 to April 14, 2022.

Sociedad Operadora de Cards de Pago Santander Getnet Chile S.A.

From July 1, 2020 to June 30, 2021, Banco Santander-Chile has established the integral bank policy for employee loyalty coverage No. FL00297A, in force with Compañía de Seguros Chilena Consolidada SA, coverage with a general limit of USD50,000,000 per event and USD100,000,000 in the annual aggregate, in each and every event which jointly covers both the Bank and its Subsidiaries.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    88

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 21

EQUITY

a)	Equity

As of June 30, 2021 and as of December, 2020 the Bank has 188,446,126,794 shares outstanding amounting to Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of June 30, 2021 and December 31, 2020 is the following:

	Shares
	As of June 30,	As of December 31,
	2021	2020

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	188,446,126,794	188,446,126,794

As of June 30, 2021 and December 31, 2020 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of June 30, 2021 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	21,090,339,671	21,071,931,671	11.19
Banks on behalf of third parties	16,377,440,623	-	16,377,440,623	8.69
Pension funds (AFP) on behalf of third parties	11,529,918,935	-	11,529,918,935	6.12
Stock brokers on behalf of third parties	6,270,124,661	-	6,270,124,661	3.33
Other minority holders	6,585,301,636	-	6,585,301,636	3.49
Total	167,355,787,123	21,090,339,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2020 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension fund (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    89

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 21

EQUITY, continued

b)	Reserves

During 2021, on the Shareholders' Meeting held in April, it was agreed to capitalize 40% of the retained earnings from previous years to reserves, equivalent to Ch$ 206,979 million (Ch$ 220,838 million in 2020).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of June 30, 2021 and 2020, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	367,191	228,873
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.949	1.215
Diluted earnings per share continuing operations (in Ch$)	1.949	1.215

b) Diluted earnings per share
Total attributable to equity holders of the Bank	367,191	228,873
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1,949	1,215
Diluted earnings per share continuing operations (in Ch$)	1,949	1,949

As of June 30, 2021 and 2020, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    90

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 21

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Available for sale investments
As of January 1,	100,135	30,398
Gain (losses) on the re-valuation of available for sale investments, before tax	(407,727)	26,128
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	(153)	43,609
Subtotal	(407,880)	69,737
Total	(307,745)	100,135

Cash flow hedges
As of January 1,	(136,765)	(40,435)
Gains (losses) on the re-valuation of cash flow hedges, before tax	(45,821)	(93,182)
Reclassification and adjustments on cash flow hedges, before tax	(11,928)	(3,148)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(57,749)	(96,330)
Total	(194,514)	(136,765)

Other comprehensive income, before tax	(502,259)	(36,630)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	83,091	(27,037)
Income tax relating to cash flow hedges	52,519	36,927
Total	135,610	9,890

Other comprehensive income, net of tax	(366,649)	(26,740)
Attributable to:
Equity holders of the Bank	(367,277)	(27,586)
Non-controlling interest	628	846

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    91

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the CMF (ex SBIF), Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law N°. 20,027	15%
- Other	100%
h) Other contingent loans	100%

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Law of Banks (LGB), to Law 21,000 that created the Commission for the Financial Market, to the Organic Law of the State Bank of Chile and to the Tax Code. On March 30, 2020, the CMF informs on the flexibility to implement Basel III. In coordination with the Central Bank of Chile, they resolved to postpone the implementation of the capital requirements required by the standard by one year and to maintain the current general regulatory framework for banking capital requirements until December 2021. The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define, through regulations, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF's powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    92

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

As of the date of these consolidated financial statements, the CMF has issued the following circulars related to Basel III:

●	Circular No. 2,270 - General criteria and guidelines for determining additional equity requirements as a result of the supervision process pursuant to Title V and article 66 quinquies of the General Banking Law. Updates Chapter 1-13 and introduces new Chapter 21-13 to the Updated Collection of Standards for Banks.
●	Circular No. 2,272 - Additional basic capital, articles 66 bis and 66 ter of the General Banking Law. Incorporates Chapter 21-12 to the Updated Compilation of Standards.
●	Circular No. 2,273 - Ratio between basic capital and total assets. Incorporates Chapter 21-30 to the Updated Compilation of Standards.
●	Circular No. 2,274 - Equity for legal and regulatory purposes. Incorporates Chapter 21-1 into the Updated Compilation of Standards to replace Chapter 12-1.
●	Circular No. 2,276 - Factors and methodology for banks or a group of banks rated as systemically important. It incorporates Chapter 21-11 the Updated Compilation of Standards and updates provisions of Chapter 12-14.
●	Circular No. 2,279 - Preferred shares, bonds without a fixed maturity term and subordinated bonds. Incorporates Chapters 21-2 and 21-3 to the Updated Compilation of Standards.
●	Circular No. 2,280 - Standardized Methodology for the Computation of Assets Weighted by Operational Risk. Incorporates Chapter 21- 8 to the Updated Compilation of Standards.
●	Circular No. 2,281 - Determination of weighted assets for credit risk. Incorporates Chapter 21-6 to the Updated Compilation of Standards.
●	Circular No. 2,282 - Incorporates a new Chapter 21-7 on the determination of assets weighted by market risk to the Updated Compilation of Standards.
●	Circular No. 2,283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards.
●	Circular N ° 2,284 - Creates R11 file related to the measurement of the systemic importance index.

These standards come into effect on December 1, 2020, their applications will be gradual depending on the standard to be dealt with.

The levels of basic capital and effective net equity as of June 30, 2021 and December 31, 2020, are the following:

	Consolidated assets		Risk-weighted assets (***)
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Balance-sheet assets (net of allowances)
Cash and deposits in banks	7,512,113	2,803,288	-	-
Cash in process of collection	1,040,417	452,963	422,469	173,466
Trading investments	43,815	133,718	21,396	14,655
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	2,421,206	2,742,701	1,683,428	1,602,495
Interbank loans, net	7,637	18,920	7,637	15,250
Loans and accounts receivables from customers, net	33,711,737	33,413,429	26,615,215	26,651,340
Available for sale investment	7,071,313	7,162,542	633,685	618,908
Investments in associates and other companies	10,490	10,770	10,490	10,770
Intangible assets	83,973	82,537	83,973	82,537
Property, plant, and equipment	184,657	187,240	184,657	187,240
Right of use assets	189,026	201,611	189,026	201,611
Current taxes	77,990	-	7,799	-
Deferred taxes	631,756	538,118	63,176	53,812
Other assets(**)	1,297,613	1,236,376	1,297,970	1,233,016
Off-balance-sheet assets
Contingent loans	4,503,176	4,378,214	2,688,239	2,615,644
Total	58,786,921	53,362,427	33,909,159	33,460,744
(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.
(**)	On March 30, 2020, the CMF published circular No. 2248, which indicates that the CMF has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile. For purposes of computing assets for capital adequacy.
(***)	On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification. , CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital / Common equity level 1	3,330,025	3,652,599	5.81	6.84
Effective net equity	4.973,126	5,143,843	14.67	15.37
(*)	In accordance with the definition found in RAN 21-1 “Equity for legal and regulatory purposes” we have incorporated the concept of non-controlling interest into the ratio of basic capital / ordinary capital level 1.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    94

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of June 30, 2021	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	176	2	-	-	-	2
Santander Corredores de Bolsa Limitada	49.41	22,496	180	(147)	40	(107)	73
Santander Asesorías Financieras Limitada	0.97	486	(7)	(152)	41	(111)	(118)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,271	(632)	-	-	-	(632)
Santander Consumer Finance Limitada	49.00	34,038	4,344	-	-	-	4,344
Subtotal		59,468	3,887	(299)	81	(218)	3,669

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,470	(211)	-	-	-	(211)
Bansa Santander S.A.	100.00	20,174	260	-	-	-	260
Multiplica Spa	100.00	4,134	(155)	-	-	-	(155)
Subtotal		28,778	3,781	-	-	-	(106)

Total		88,246	3,781	(299)	81	(218)	3,563

			Other comprehensive income
As of December 31, 2020	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,613	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Chile S.A	49.00	29,648	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A. (1)	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35	-	-	-	35

Total		84,683	5,116	110	(31)	79	5,195

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    95

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 23

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

		As of June 30,				As of December 31,
		2021				2020
					Net				Net
		Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	Filial	81,714	11,959	69,150	605	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	Filial	97,961	52,054	45,544	363	94,802	49,038	45,053	711
Santander Asesorías Financieras Limitada (*)	Filial	51,926	1,693	50,928	(695)	52,070	1,142	51,454	(526)
Santander S,A, Sociedad Securitizadora	Filial	865	467	455	(57)	630	175	547	(92)
Klare Corredora de Seguros S.A.	Filial	5,194	645	5,816	(1,267)	6,415	599	7,579	(1,763)
Santander Consumer Finance Limitada	Filial	565,457	495,991	60,589	8,877	693,992	633,177	49,348	11,467
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Filial	44,501	30,613	18,990	(5,102)	16,448	1,185	16,273	(1,010)
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	6,625	2,155	4,681	(211)	7,789	3,108	4,808	(127)
Bansa Santander S.A.	EPE	111,334	91,160	19,914	260	84,496	64,582	19,565	349
Multiplica Spa	EPE	4,256	122	4,289	(155)	4,336	47	4,476	(187)
Total		969,833	686,859	280,356	2,618	1,040,914	763,830	269,657	7,427

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    96

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of June 30, 2021 and 2020, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of June 30,
	2021				2020
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	69	-	-	69	112	-	-	112
Interbank loans	-	-	-	-	36	-	-	36
Commercial loans	324,369	138,797	6,632	469,798	378,124	89,667	6,231	474,022
Mortgage loans	164,773	274,263	408	439,444	161,586	156,310	465	38,361
Consumer loans	239,263	200	2,773	242,236	300,593	195	2,873	303,661
Investment instruments	37,676	37,811	-	75,487	33,809	13,293	-	47,102
Other interest income	1,622	1,672	-	3,294	7,614	1,258	-	8,872

Interest income without income from hedge accounting	767,772	452,743	9,813	1,230,328	881,874	260,723	9,569	1,152,166

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of June 30, 2021 and 2020, the suspended interest and adjustments income consists of the following:

	As of June 30,
	2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	10,339	10,140	20,479	13,313	10,009	23,322
Mortgage loans	1,917	7,246	9,163	3,187	7,385	10,572
Consumer loans	1,998	213	2,211	3,656	241	3,897

Total	14,254	17,599	31,853	20,156	17,635	37,791

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    97

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 24

INTEREST INCOME, continued

c)	As of June 30, 2021 and 2020, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of June 30,
	2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,083)	(1,356)	(7,439)	(6,778)	(752)	(7,530)
Repurchase agreements	(89)	-	(89)	(2,150)	-	(2,150)
Time deposits and liabilities	(22,135)	(8,033)	(30,168)	(107,915)	(13,796)	(121,711)
Interbank borrowings	(19,042)	-	(19,042)	(25,999)	-	(25,999)
Issued debt instruments	(91,510)	(107,541)	(199,051)	(126,150)	(72,088)	(119,062)
Other financial liabilities	(177)	(12)	(189)	(543)	(7)	(550)
Obligations for lease agreements	(1,143)	-	(1,143)	(1,386)	-	(1,386)
Other interest expense	(1,336)	(9,706)	(11,042)	(6,061)	(9,796)	(15,857)
Interest expense without expenses from hedge accounting	(141,515)	(126,648)	(268,163)	(276,982)	(96,439)	(373,421)

d)	As of June 30, 2021 and 2020, the income and expense from interest is as follows:

	As of June 30,
	2021	2020
Items	MCh$	MCh$

Interest income less income from hedge accounting	1,230,328	1,152,166
Interest expense less expense from hedge accounting	(268,163)	(373,421)

Net Interest income (expense) from hedge accounting	962,165	778,745

Hedge accounting (net)	(93,070)	(10,103)

Total net interest income	869,095	768,642

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    98

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of June 30,
	2021	2020
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,583	3,732
Fees and commissions for guarantees and letters of credit	17,988	18,097
Fees and commissions for card services	115,847	94,654
Fees and commissions for management of accounts	18,635	17,681
Fees and commissions for collections and payments	12,596	14,459
Fees and commissions for intermediation and management of securities	5,503	6,181
Fees and commissions for insurance marketing	20,773	23,392
Office banking	8,368	7,418
Fees for other services rendered	22,465	22,643
Other fees earned	31,403	18,710
Total	257,161	226,967

	As of June 30,
	2021	2020
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(70,815)	(64,341)
Fees and commissions for securities transactions	(2,066)	(510)
Office banking	(1,165)	(972)
Interbank Services	(16,324)	(10,810)
Other fees	(14,799)	(13,669)
Total	(105,169)	(90,302)

Net fees and commissions income	151,992	136,665

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    99

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2021	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,130	334	116	3	3,583	3,583	-	-
Fees and commissions for guarantees and letters of credit	5,477	8,765	3,659	87	17,988	17,988	-	-
Fees and commissions for card services	110,890	3,758	1,191	8	115,847	27,514	88,333	-
Fees and commissions for management of accounts	17,013	1,232	390	-	18,635	18,635	-	-
Fees and commissions for collections and payments	11,953	469	143	31	12,596	-	5,113	7,483
Fees and commissions for intermediation and management of securities	2,011	171	2,928	393	5,503	-	5,503	-
Fees and commissions for insurance marketing	20,773	-	-	-	20,773	-	-	20,773
Office banking	5,834	2,167	367	-	8,368	-	8,368	-
Fees for other services rendered	20,935	1,277	246	7	22,465	-	22,465	-
Other fees earned	14,269	5,934	10,966	234	31,403	-	31,403	-
Totals	212,285	24,107	20,006	763	257,161	67,720	161,185	28,256

Fee and commission expense
Compensation for card operations	(68,511)	(1,860)	(444)	-	(70,815)	-	(35,543)	(35,272)
Fees and commissions for securities transactions	-	-	(1,203)	(863)	(2,066)	-	(2,066)	-
Office banking	(736)	(161)	(268)	-	(1,165)	-	(1,165)	-
Interbank Services	(10,317)	(2,259)	(3,748)	-	(16,324)	-	(16,324)	-
Other fees	(9,503)	(959)	(2,258)	(2,079)	(14,799)	-	(14,799)	-
Totals	(89,067)	(5,239)	(7,921)	(2,942)	(105,169)	-	(69,897)	(35,272)
Net fees and commissions income	123,218	18,868	12,085	(2,179)	151,992	67,720	91,288	(7,016)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    100

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 25

FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2020	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,213	346	169	4	3,732	3,732	-	-
Fees and commissions for guarantees and letters of credit	5,637	8,846	3,407	207	18,097	18,097	-	-
Fees and commissions for card services	89,940	3,274	1,420	20	94,654	23,302	71,352	-
Fees and commissions for management of accounts	15,990	1,274	414	3	17,681	17,681	-	-
Fees and commissions for collections and payments	13,441	777	193	48	14,459	-	7,286	7,173
Fees and commissions for intermediation and management of securities	1,731	111	4,086	253	6,181	-	6,181	-
Fees and commissions for insurance marketing	23,392	-	-	-	23,392	-	-	23,392
Office banking	5,097	1,996	325	-	7,418	-	7,418	-
Fees for other services rendered	20,106	1,951	536	50	22,643	-	22,643	-
Other fees earned	7,481	5,888	6,300	(959)	18,710	-	18,710	-
Totals	186,028	24,463	16,850	(374)	226,967	62,812	133,590	30,565

Fee and commission expense
Compensation for card operations	(61,637)	(1,598)	(440)	(666)	(64,341)	-	(33,747)	(30,594)
Fees and commissions for securities transactions	-	-	(31)	(479)	(510)	-	(510)	-
Office banking	(620)	(204)	(147)	(1)	(972)	-	(972)	-
Interbank Services	(8,479)	(1,034)	(1,297)	-	(10,810)	-	(10,810)	-
Other fees	(7,362)	(1,919)	(2,470)	(1,918)	(13,669)	-	(13,669)	-
Totals	(78,098)	(4,755)	(4,385)	(3,064)	(90,302)	-	(59,708)	(30,594)
Net fees and commissions income	107,930	19,708	12,465	(3,438)	136,665	62,812	73,882	(29)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    101

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of June 30, 2021 and 2020, the detail of income from financial operations is as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	11,194	180,068
Trading investments	(3,253)	645
Sale of loans and accounts receivables from customers
Current portfolio	(7)	-
Charged-off portfolio	1,728	11
Available for sale investments	3,075	67,304
Repurchase of issued bonds (1)	(2,457)	3,140
Other profit and loss from financial operations	(1,019)	(35,097)
Total	9,261	216,071

(1) As of June 30, 2021 the Bank hasn’t made any repurchases of bonds, see Note 16.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    102

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2021 and 2020, net foreign exchange income is as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	12,258	(356,559)
Hedging derivatives	46,306	229,645
Income from assets indexed to foreign currency	3,474	10,913
Income from liabilities indexed to foreign currency	-	-
Total	62,038	(116,001)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    103

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered as of June 30, 2021 and 2020 is the following:

		Loans and accounts receivable from customers
As of June 30, 2021	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions
		Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(10,047)	(22,875)	(4,677)	(8,996)	-	-	-	(46,595)
Provisions established	(12)	(46,102)	(65,457)	(21,865)	(84,688)	(39,505)	(5,545)	(42,000)	(305,174)
Total provisions and charge-offs	(12)	(56,149)	(88,332)	(26,542)	(93,684)	(39,505)	(5,545)	(42,000)	(351,769)
Provisions released	16	67,062	24,039	7,058	31,865	1,216	797	-	132,053
Recovery of loans previously charged-off	-	4,867	7,170	5,117	18,519	-	-	-	35,673
Net charge to income	4	15,780	(57,123)	(14,367)	(43,300)	(38,289)	(4,748)	(42,000)	(184,043)

		Loans and accounts receivable from customers
As of June 30, 2020	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions	Total
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(13,730)	(28,381)	(5,036)	(15,488)	-	-	-	(62,635)
Provisions established	(13)	(120,910)	(48,875)	(10,663)	(132,587)	(7,472)	(1,330)	(30,000)	(351,850)
Total provisions and charge-offs	(13)	(134,640)	(77,256)	(15,699)	(148,075)	(7,472)	(1,330)	(30,000)	(414,485)
Provisions released (*)	22	19,851	13,716	7,244	35,560	2,763	5,519	-	84,675
Recovery of loans previously charged-off	-	9,190	6,540	4,921	15,226	-	-	-	35,877
Net charge to income	9	(105,599)	(57,000)	(3,534)	(97,289)	(4,709)	4,189	(30,000)	(293,933)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of June 30, 2021	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	23,811	54,605	8,990	65,578	152,984
Provision applied	(13,764)	(31,730)	(4,313)	(56,582)	(106,389)
Net charge offs of individually significant loans	10,047	22,875	4,677	8,996	46,595

	Loans and accounts receivables from customers
As of June 30, 2020	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	23,482	56,191	9,134	125,061	213,868
Provision applied	(9,752)	(27,810)	(4,098)	(109,573)	(151,233)
Net charge offs of individually significant loans	13,730	28,381	5,036	15,488	62,635

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    104

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 29

PERSONNEL SALARIES AND EXPENSES

As of June 30, 2021 and 2020, the composition for personnel salaries and expenses is the following:

	As of June 30,
	2021	2020
	MCh$	MCh$

Personnel compensation	121,007	130,591
Bonuses or gratuities	42,342	36,301
Stock-based benefits	(16)	(257)
Seniority compensation	14,782	10,930
Pension plans	717	397
Training expenses	1,021	1,665
Day care and kindergarden	1,360	1,406
Health and welfare funds	3,170	3,390
Other personnel expenses	16,276	18,159
Total	200,659	202,582

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

The balance corresponding to benefits based on equity instruments as of June 30, 2021 and 2020 amounts to Ch$ 16 million and Ch$ 257 million, respectively.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    105

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 30

ADMINISTRATIVE EXPENSES

As of June 30, 2021 and 2020, the composition for administrative expenses is the following:

	As of June 30,
	2021	2020
	MCh$	MCh$

General administrative expenses	77,596	76,194
Maintenance and repair of property, plant and equipment	10,530	10,397
Expenses for short-term lease agreements	1,600	1,788
Insurance premiums	3,009	2,486
Office supplies	1,987	2,449
IT and communication expenses	39,741	32,984
Lighting, heating, and other utilities	2,519	2,810
Security and valuables transport services	6,950	6,653
Representation and personnel travel expenses	1,345	1,037
Judicial and notarial expenses	399	436
Fees for technical reports and auditing	2,946	4,420
Other administrative expenses	6,570	10,734
Outsourced services	36,591	33,996
Data processing	17,972	14,179
Archive service	358	349
Valuation service	1,338	1,732
Outsourced staff	4,191	5,086
Other	12,732	12,650
Board expenses	750	750
Marketing expenses	11,689	8,662
Taxes, payroll taxes, and contributions	9,060	8,202
Real estate taxes	992	1,236
Patents	1,232	1,052
Other taxes	6	5
Contributions to CMF (ex SBIF)	6,830	5,909
Total	135,686	127,804

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    106

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during June 30, 2021 and 2020 are detailed below:

	As June 30,
	2021	2020
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(24,181)	(23,111)
Intangible assets amortization	(14,195)	(13,077)
Amortization for Right of use assets	(19,948)	(19,082)
Total depreciation and amortization	(58,324)	(55,270)
Impairment of fixed assets	-	-
Impairment of intangibles (*)	-	(638)
Impairment for Right of use assets	-	-
Totales	(58,324)	(55,908)
(*)	As of June 30, 2020, the amount for impairment amounts to Ch$ 638 million, due to IT project obsolescence.

b)	The changes in book value due to depreciation and amortization for June 30, 2021 and 2020 are the following:

		Depreciation and amortization 2021
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	(310,423)	(201,997)	(125,041)	(637,461)
Depreciation and amortization for the period	(24,181)	(14,195)	(19,948)	(58,324)
Sales and disposals in the period	696	34,270	1,897	36,863
Other	995	-	(966)	29
Balance as of June 30, 2021	(332,914)	(181,922)	(144,058)	(658,893)

		Depreciation and amortization 2020
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(266,895)	(176,613)	(99,445)	(546,440)
Depreciation and amortization for the period	(23,111)	(13,077)	(19,082)	(55,270)
Sales and disposals in the period	4,490	-	7,698	12,188
Other	-	-	-	-
Balance as of June 30, 2020	(285,516)	(189,690)	(110,829)	(586,035)

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    107

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of June 30,
	2021	2020
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,238	2,476
Recovery of charge-offs and income from assets received in lieu of payment	3,545	5,851
Other income from assets received in lieu of payment	990	1,917
Subtotal	7,773	10,244

Provisions released due to country risk	24	317

Other income
Income from sale of fixed assets	176	409
Leases	406	337
Compensation from insurance companies due to damages	45	230
Other	1,892	402
Subtotal	2,519	1,378
Total	10,316	11,939

b)	Other operating expenses is conformed by the following concepts:

	As of June 30,
	2021	2020
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	6,254	8,926
Provisions on assets received in lieu of payment	244	1,056
Expenses for maintenance of assets received in lieu of payment	747	975
Subtotal	7,245	10,957

Credit card expenses	258	328
Customer services	822	718
Other expenses
Operating charge-offs	4,479	1,440
Life insurance and general product insurance policies	17,606	12,708
Gain (Loss) for sale of PP&E	8,389	9,698
Expense for the Retail Association	138	143
Expense on sale of participation on associates	-	19
Land tax leasing operation (*)	2,088	1,773
Commercial representation expenses	4,959	-
Other	5,401	8,174
Subtotal	43,060	33,955
Total	51,385	45,958

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    108

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, however, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    109

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of June 30,				As of December 31,
	2021				2020
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	397,596	230	3,899	600	352,590	265	3,939	900
Mortgage loans	-	-	22,834	-	-	-	22,428	-
Consumer loans	-	-	6,109	-	-	-	6,131	-
Loans and account receivable	397,596	230	32,842	600	352,590	265	32,498	900

Provision for loan losses	(320)	(30)	(25)	(2)	(1,138)	(9)	(137)	(14)
Net loans	397,276	200	32,817	598	351,452	256	32,361	886

Guarantees	1,162	-	28,353	419	3,323	-	27,203	442

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	852	-	-	226	3,447	-	-	93
Performance guarantees	3,745	-	-	-	811	-	-	-
Contingent loans	4,597	-	-	226	4,258	-	-	93

Provision for contingent loans	(132)	-	-	(1)	(6)	-	-	-
Net contingent loans	4,465	-	-	225	4,252	-	-	93

	As of June 30,				As of December 31,
	2021				2020
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	356,848	265	32,498	993	715,671	375	29,240	748
Loans granted	162,419	-	3,372	50	388,896	-	8,080	727
Loan payments	(117,074)	(35)	(3,028)	(217)	(747,719)	(110)	(4,822)	(482)
Total	402,193	230	32,842	826	356,848	265	32,498	993

(*) Al 30 de junio de 2021 y al 31 de diciembre de 2020 las colocaciones correspondientes a sociedades fuera del perímetro de consolidación corresponden a $ 2.076 millones y $ 2.286 millones respectivamente.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    110

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of June 30,			As of December 31,
	2021				2020
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,049,584	-	-	-	703,069	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	741,121	3,138	13	-	978,696	186,038	33	7
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	534,787	405,079	-	-	445,609	412,277	-	-

Liabilities
Deposits and other demand liabilities	40,094	3,044	8,673	979	17,118	4,484	5,997	3,242
Obligations under repurchase agreements	32,372	-	164	-	961,718	-	101	-
Time deposits and other time liabilities	1,323,368	1,671	5,757	958	1,409,404	100	4,706	864
Financial derivative contracts	1,079,468	2,825	17	9	1,137,502	354,108	-	-
Bank obligation	549,060	-	-	-	544,291	-	-	-
Issued debts instruments	437,509	-	-	-	349,022	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-
Other liabilities	8,631	361,213	-	-	1,210	232,344	-	-

c)	Recognized income (expense) with related parties

	As of June 30,
	2021				2020
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(6,896)	35	790	14	(25,038)	11	594	(4)
Fee and commission income and expenses	9,903	10,400	100	12	71,026	12,168	81	13
Net income (expense) from financial operations and foreign exchange transactions (*)	(125,918)	10,836	-	-	(781,015)	59,265	-	-
Other operating income and expenses	252	(404)	-	-	255	(10,264)	-	-
Key personnel compensation and expenses	-	-	(20,045)	-	-	-	(15,793)	-
Administrative and other expenses	(25,797)	(27,251)	-	-	(33,027)	(10,685)	-	-
			-	-
Total	(148,456)	(6,384)	(19,155)	26	(767,800)	50,495	(16,468)	9
(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    111

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

Personnel compensation	8,118	8,091
Board member`s salaries and expenses	750	714
Bonuses or gratuity	9,293	5,770
Compensation in stock	(16)	(257)
Training expenses	512	505
Seniority compensation	717	397
Health funds	64	66
Other personnel expenses	137	138
Pension Plans	470	368
Total	20,045	15,793

e)	Composition of key personnel

As of June 30, 2021 and December 31, 2020, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of June 30,	As of December 31,
	2021	2020

Directors	11	11
Division managers	13	13
Managers	93	96

Total key personnel	117	120

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    112

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021		As of December 31, 2020
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	43,815	43,815	133,718	133,718
Financial derivative contracts	6,304,870	6,304,870	9,032,085	9,032,085
Loans and accounts receivable from customers and interbank loans, (net)	33,719,374	35,147,708	33,432,349	36,990,699
Investments available for sale	7,071,313	7,071,313	7,162,542	7,162,542
Guarantee deposits (margin accounts)	753,357	753,357	608,359	608,359

Liabilities
Deposits and interbank borrowings	37,491,977	37,688,739	31,471,283	32,047,227
Financial derivative contracts	6,721,491	6,721,491	9,018,660	9,018,660
Issued debt instruments and other financial liabilities	8,236,799	8,669,499	8,388,495	9,590,678
Guarantees received (margin accounts)	361,549	361,549	624,205	624,205

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    113

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13: Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

●	Level 1:	the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

●	Level 2:	inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3:	inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    114

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds
-	Mutual Funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

• Guarantee deposits, guarantee received (Treshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Swap Camara Promedio(CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    115

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valuation using prices of instruments with similar characteristics plus a penalty rate for liquidity.
	Present Value of Cash Flows Model	With the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.
• Reconigtion bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of June 30, 2021 and December 31, 2020.

	Fair value measurement
As of June 30,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	43,815	24,829	18,986	-
Available for sale investments	7,071,313	7,055,982	14,791	540
Derivatives	6,304,870	-	6,298,505	6,365
Guarantee deposits (margin accounts)	753,357	-	753,357	-
Total	14,173,355	7,080,811	7,085,639	6,905

Liabilities
Derivatives	6,721,491	-	6,721,491	-
Guarantees received (margin accounts)	361,549	-	361,549	-
Total	7,083,040	-	7,083,040	-

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	133,718	132,246	1,472	-
Available for sale investments	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	16,936,704	7,277,531	9,651,046	8,127

Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    116

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of June 30, 2021 and December 31, 2020:

	Fair value measurement
As of June 30,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	35,147,708	-	-	35,147,708
Total	35,147,708	-	-	35,147,708

Liabilities
Deposits and obligations with banks	37,688,739	-	19,966,487	17,722,252
Debt instruments issued and other obligations	8,669,499	-	8,669,499	-
Total	46,358,238	-	28,635,986	17,722,252

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	36,990,699	-	-	36,990,699
Total	36,990,699	-	-	36,990,699

Liabilities
Deposits and obligations with banks	32,047,227	-	17,486,334	14,560,893
Debt instruments issued and other obligations	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077,012	14,560,893

There was no transfer between levels 1 and 2 for the periods ended June 30, 2021 and December 31, 2020.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    117

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2021 and December 31, 2020:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2021	8,127	2,760
Total realized and unrealized profits (losses)
Included in statement of income	(842)	-
Included in other comprehensive income	14	-
Purchases, issuances, and loans (net)	-	-
Transfer	(394)	(2,760)
As of June 30, 2021	6,905	-
Total profits or losses included in comprehensive income at June 30, 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	(1,222)	(2,760)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2020	15,613	2,950

Total realized and unrealized profits (losses)	(196)	1,012
Included in statement of income	(179)	-
Included in other comprehensive income	-	-
Purchases, issuances, and loans (net)	(7,111)	(1,202)

As of December 31, 2020	8,127	2,760
Total profits or losses included in comprehensive income at December 31, 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(7,486)	(190)

The realized and unrealized profits (losses) included in comprehensive income for 2021 and 2020, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of June 30, 2021 and 2020 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    118

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2021 and 2020:

	Linked financial instruments, compensated in balance
As of June 30, 2021	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	2,257,030	-	2,257,030	4,047,840	6,304,870
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	33,719,374	33,719,373
Total	2,257,030	-	2,257,030	37,767,214	40,024,244

Liabilities
Financial derivative contracts	619,502	-	619,502	6,101,989	6,721,491
Investments under resale agreements	58,861	-	58,861	-	58,861
Déposits and interbank borrowings	-	-	-	33,159,269	33,159,269
Total	678,363	-	678,363	43,593,966	44,272,329

	Linked financial instruments, compensated in balance
As of December 31, 2020	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts (*)	8,840,436	-	8,840,436	191,649	9,032,085
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	33,432,349	33,432,349
Total	8,840,436	-	8,840,436	33,623,998	42,464,434

Liabilities
Financial derivative contracts (*)	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Déposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    119

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign excharge risk: this arises as a consequence of fluctuations in market interest rates,
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates,
c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implication, or cause financial losses.

Capital risk: is the risk that the Bank has insufficient quantity and / or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its creditworthiness and support the growth of its business and any strategies that may emerge in accordance with your strategic plan.

This note includes information on the Bank’s exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank’s risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee (“CIR”), whose main mission is to assist in the development of its functions related to the Bank’s control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee (“CDM”) and the Directors and Audit Committee (“CDA”), Each of the committees is composed of directors and executive members of the Bank’s management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the CMF, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank’s risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    120

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

-	trading portfolio;
-	local financial management portfolio;
-	portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank’s risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank’s operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander Spain.

The functions of the department in relation to the trading portfolio entail the following:

i,	apply “Value at Risk” (VaR) techniques to measure interest rate risk.
ii,	adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.
iii,	compare the real VAR with the established limits.
iv,	establish procedures to control losses in excess of predetermined limits and
v,	Provide information on the negotiation activities for the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i,	apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and
ii,	provides the respective daily reports to the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    121

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, , from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

-	a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

-	VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

-	The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

-	The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    122

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

The Bank did not exceeded for the 2021 and 2020 periods the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2021 and 2020, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2021 MMUSD	2020 MMUSD
Consolidated:
High	2.83	5.10
Low	1.52	1.81
Average	2.18	3.02
Fixed income investments:
High	2.83	4.87
Low	1.53	1.38
Average	2.16	2.62

Variable income investments:
High	-	0.01
Low	-	-
Average	-	-

Foreign currency investments
High	1.75	2.49
Low	0.07	0.17
Average	0.79	0.08

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s assets and non-trading liabilities, including the loan / loan portfolio, For these portfolios, investment and financing decisions are heavily influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    123

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

-	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

-	This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

-	The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

-	The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – June 30, 2021 and December 31, 2020.

	2021		2020
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	23,683	83,761	66,504	302,263
Low	14,084	73,954	26,492	214,596
Average	18,533	79,469	45,380	255,070
Financial management portfolio – foreign currency (Th$US)
Loss limit	32	31	32	53
High	4	17	19	47
Low	1	7	2	12
Average	2	10	5	33
Financial management portgolio (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	25,709	77,563	67,584	286,436
Low	15,677	67,298	25,111	210,706

Average	19,546	73,263	46,044	246,292

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    124

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

IBOR reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to stop publishing LIBOR rates in currencies other than the dollar until December 31, 2021 and all other parameters of LIBOR in USD, after its publication on June 30, 2023.

The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank’s work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted / identified risk areas, which will allow us to face the challenges imposed by the changes in the reference rates.

To fulfill its functions, the CIR works directly with the Bank’s risk and control departments, whose joint objectives include:

-	evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;
-	ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;
-	ensure the integration, control and management of all Bank risks;
-	execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
-	develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;
-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y
-	manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank’s own resources base.

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting, collaterals, etc.); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank’s liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank’s risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank’s risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander Spain participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than USD 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank’s risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    125

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client’s financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank’s Board of Directors, The credit application process is based on the collection of information to determine the client’s financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    126

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank’s maximum exposure to credit risk as June 30, 2021 and December 31, 2020, without deduction of collateral, security interests or credit improvements recived:

		As of June 30, 2021	As of December 31, 2020
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	6,703,637	2,137,891
Cash ítems in process of collection	5	1,040,417	452,963
Trading investments	6	43,815	133,718
Investments under resale agreements		-	-
Financial derivative contracts	7	6,304,870	9,032,085
Loans and accounts receivable from customers and interbank loans, net	8 and 9	33,719,374	33,432,349
Available for sale investments	10	7,071,313	7,162,542

Off-balance commitments:
Letters of credit issued	20	295,353	165,119
Foreign letters ofcredit confirmed	20	119,853	82,779
Guarantees	20	1,157,884	1,090,643
Available credit lines	20	8,659,243	8,391,414
Personal guarantees	20	446,473	441,508
Other irrevocable credit commitments	20	367,807	406,234
Total		65,930,039	62,929,245

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    127

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the CMF as of June 30, 2021 and December 31, 2020:

Category	As of June 30, 2021				As of December 31, 2020
Comercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	19,250	0.06	5	-	35,166	0.10	11	-
A2	912,725	2.63	656	0.07	708,645	2.06	466	0.05
A3	1,835,821	5.30	2,813	0.29	1,971,814	5.73	2,932	0.30
A4	2,533,898	7.31	16,802	1.75	2,452,158	7.13	17,261	1.77
A5	2,436,004	7.03	32,833	3.43	2,824,129	8.21	35,107	3.59
A6	1,979,702	5.71	50,886	5.31	1,953,513	5.68	41,468	4.25
B1	747,185	2.16	25,518	2.66	715,349	2.08	21,420	2.19
B2	219,829	0.63	12,010	1.25	161,472	0.47	9,326	0.95
B3	91,504	0.26	8,143	0.85	66,379	0.19	3,331	0.34
B4	86,928	0.25	11,140	1.16	122,678	0.36	19,284	1.97
C1	179,589	0.52	3,592	0.37	168,035	0.49	3,361	0.34
C2	98,143	0.28	9,814	1.02	81,772	0.24	8,177	0.84
C3	24,973	0.07	6,243	0.65	56,928	0.17	14,232	1.46
C4	89,770	0.26	35,908	3.75	50,403	0.15	20,161	2.06
C5	44,077	0.13	28,650	2.99	40,803	0.12	26,522	2.72
C6	86,569	0.25	77,912	8.13	136,424	0.40	134,590	13.78
Subtotal	11,385,967	32.84	322,925	33.70	11,545,668	33.57	357,649	36.61

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal Portfolio	5,151,863	14.86	90,532	9.45	5,077,553	14.76	78,137	8.00
Impaired portfolio	389,353	1.12	208,196	21.72	414,315	1.20	210,903	21.59
Subtotal	5,541,216	15.98	298,728	31.17	5,491,868	15.96	289,040	29.59
Mortgage
Normal Portfolio	12,566,289	36.25	17,292	1.80	12,004,931	34.91	23,674	2.42
Impaired portfolio	404,817	1.17	54,483	5.68	406,894	1.18	37,607	3.85
Subtotal	12,971,106	37.42	71,775	7.48	12,411,825	36.09	61,281	6.27
Mortgage
Normal Portfolio	4,577,838	13.20	99,424	10.37	4,697,166	13.66	95,567	9.78
Impaired portfolio	194,120	0.56	165,658	17.28	243,713	0.72	173,274	17.75
Subtotal	4,771,958	13.76	265,082	27.65	4,940,879	14.38	268,841	27.53
Total	34,670,247	100.00	958,510	100.00	34,390,240	100.00	976,811	100.00

As of June 30, 2021 and December 31, 2020, the Bank estimates that the credit quality of its other financial assets and financial liabilities is not significant for disclosure.

Regarding the individual evaluation portfolio, the different categories correspond to:

-	Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

-	Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

-	Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    128

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 28 for details of impaired Bank loans and their respective provisions. Also refer to the Note 17 for a breakdown of the maturities of the Bank’s financial assets.

Exposure to credit risk in derivative contracts with abroad

As of June 30, 2021, the Bank’s foreign exposure, including the counterparty risk in the derivative portfolio, was USD 4,039.29 million or 2.46% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, The following is the exposure as of June 30, 2021, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument
		(adjusted to market)	Deposits	Loans	Financial investments	Total exposure
		MM USD	MM USD	MM USD	MM USD	MM USD
China	2	-	-	10,01	-	10,01
Colombia	2	0,22	-	-	-	0,22
Italy	2	-	1,50	0,47	-	1,97
Mexico	2	9,62	0,03	-	-	9,65
Panama	2	4,12	-	-	-	4,12
Peru	2	1,21	-	-	-	1,21
Total		1,17	1,53	10,48	-	27,18

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) MM USD	Deposits MM USD	Loans MM USD	Financial investments MM USD	Total exposure MM USD
Banco Santander Spain (*)	Spain	1	199.90	227.44	-	-	427.34

(*) We include our exposure to Santander Hong Kong, BSCH Spain and Santander NY as exposure to Spain.

Impairment of other financial instruments

As of June 30, 2021 and December 31, 2020, the Bank did not have significant impairments in its financial assets other than credits and/or accounts receivable.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    129

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank’s exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor’s circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc, All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank’s legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021	As of December 31, 2020
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	26,237,044	25,424,161
Investments and others	1,537,736	2,306,062
Impaired financial assets:
Properties/mortgages	1,649,184	1,548,568
Investments and others	68,064	65,668
Total	29,492,028	29,344,459

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    130

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc, As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the CMF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i,	Mismatches of up to 30 days for all currencies, up to once the basic capital;
ii,	mismatches of up to 30 days for foreign currencies, up to once the basic capital; and
iii,	mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank’s Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    131

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank’s compliance with the liquidity limit established by the CMF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of June 30, 2021	As of December 31, 2020
	%	%
30 days	43	30
30 days foreign	-	15
90 days	1	32

Following is a breakdown, by contractual maturities, of the balances of the Bank’s assets and liabilities as of June 30, 2021 and December 31, 2020, considering also those unrecognized commitments:

As of June 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Asset expiration (Note 17)	9,495,436	2,363,137	1,646,330	4,216,164	6,052,831	6,387,893	27,241,984	57,403,775
Expiration of liabilities (Note 17)	(19,412,947)	(6,470,750)	(3,538,074)	(5,422,501)	(5,191,555)	(8,368,030)	(5,564,031)	(53,967,888)
Net expiration	(9,917,511)	(4,107,613)	(1,891,744)	(1,206,337)	861,276	(1,980,137)	21,677,953	3,435,887
Unrecognized loan / credit commitments
Guarantees and bonds	-	(2,734)	(22,035)	(402,089)	(19,438)	(177)	-	(446,473)
Letters of credit from abroad confirmed	-	(40,234)	(38,534)	(40,971)	(115)	-	-	(119,853)
Letters of documentary credits issued	-	(65,553)	(132,039)	(96,787)	(974)	-	-	(295,353)
Guarantee	-	(108,814)	(136,175)	(581,077)	(244,600)	(79,428)	(7,790)	(1,157,884)
Net maturity, including commitments	(9,917,511)	(4,324,948)	(2,220,527)	(2,327,260)	596,149	(2,059,742)	21,670,163	1,416,327

As of December 31, 2020	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Asset expiration (Note 17)	4,034,824	2,639,165	1,848,268	4,655,603	5,589,111	4,397,802	31,437,352	54,602,125
Expiration of liabilities (Note 17)	(15,867,957)	(7,821,474)	(4,029,845)	(3,589,747)	(4,714,324)	(8,142,738)	(6,817,582)	(50,983,667)
Net expiration	(11,833,133)	(5,182,309)	(2,181,577)	1,065,856	874,787	(3,744,936)	24,619,770	3,618,458
Unrecognized loan / credit commitments
Guarantees and bonds	-	(33,588)	(29,958)	(367,164)	(10,798)	-	-	(441,508)
Letters of credit from abroad confirmed	-	(18,247)	(48,056)	(16,163)	(313)	-	-	(82,779)
Letters of documentary credits issued	-	(42,089)	(83,764)	(36,201)	(3,065)	-	-	(165,119)
Guarantee	-	(114,653)	(181,399)	(437,835)	(303,165)	(46,971)	(6,620)	(1,090,643)
Net maturity, including commitments	(11,833,133)	(5,390,886)	(2,524,754)	208,493	557,446	(3,791,907)	24,613,150	1,838,409

The above tables show the undiscounted cash flows of the Bank’s financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    132

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank’s processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank’s reputation with a flexible structure of internal control.

The Bank’s Administration has the primary responsibility for the development and application of controls to deal with operational risks, This responsibility is supported by the overall development of the Bank’s standards for operational risk management in the following areas:

-	Requirements for the proper segregation of functions, including the independent authorization of operations
-	Requirements for reconciliation and supervision of transactions - Compliance with applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks
-	Requirements for the disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development / training
-	Establishment of business ethics standards
-	Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank’s internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

The Bank operates mainly in Chile, therefore most of its financial instruments are concentrated in that country. Refer to Note No. 09 of the Consolidated Financial Statements for a detail of the concentration by industry of the Bank’s credits and accounts receivable.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

●	To meet the internal capital and capital adequacy targets.
●	To meet the regulatory requirements.
●	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
●	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize the creation of value in the Bank and in its business segments. The Bank continually assesses its risk-return ratios through its basic capital, effective equity, economic capital, and return on equity. With regard to capital adequacy, the Banks carry out their internal process based on the CMF (ex SBIF) standards that are based on the Basel Capital Accord (Basel I) and as of December 1, 2020 the CMF will based on Basel III. Economic capital is the capital required to bear all the risk of commercial activity with a certain level of solvency.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    133

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Minimum equity

Under the General Banking Law, a bank is required to have a minimum of UF 800,000 (approximately Ch$ 23,516 million or USD 32.4 million as of June 30, 2021) of paid-in capital and reserves, calculated in accordance with CMF.

Equity requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%, As of June 30, 2021, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.67% and our core capital ratio was 5.81%.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
●	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital; and
●	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification. , CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Since December 1, the regulatory capital definition has changed and is defined as follows:

●	Paid capital of the bank for ordinary shares subscribed and paid;
●	Premium paid for the instruments included in this capital component;
●	Reserves, both non-profit and non-profit, due to the depreciation of bonds without a fixed maturity term and due to the expiration of bonds without a fixed maturity term;
●	Items of “other accumulated comprehensive income”;
●	Retained earnings from previous years, profit (loss) for the year, net of provisions for minimum dividends, appreciation of bonds with no fixed maturity term and payment of interest and / or dividends of issued regulatory capital financial instruments;
●	Non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

BASILEA III adoption in Chile

The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define by regulation, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF’s powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    134

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 35

RISK MANAGEMENT, continued

Additionally, it was decided to advance in the transitory credit risk standard, a capital mitigation mechanism to facilitate the development of the debt agreement market, and that complements a similar treatment of state guarantees already granted by the CMF this year. In the case of Pillar 3, implementation was postponed until 2023.

The Bank, for its part, is already working on the implementation of the regulations through a multidisciplinary group, which are carrying out the necessary exercises and required developments, including the implementation of the files designed by the regulator for this purpose, taking into account consideration of the implementation schedule.

The basic capital and effective equity levels at the end of each period are as follows:

			Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital / Common equity level 1	3,330,025	3,652,599	5.81	6.84
Regulatory capital	4,973,126	5,143,843	14.67	15.37

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 9 of the financial statements for a breakdown of the concentration by industry of the Bank’s receivables and accounts receivable.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    135

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 36

NON-CURRENT ASSETS HELD FOR SALE

Banco Santander-Chile has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

Given the facts and circumstances arising from the social contingency in Chile and the global pandemic due to Covid-19 (situations beyond the Bank’s control), the process of sale of the shares has taken a longer time than initially estimated, however the Bank continues committed to the sale plan for said assets and to its acquisition network development plan, evidenced by the recent creation of a payment card operating company and the active search for potential buyers.

The following investments in associates were classified to non-current assets held for sale:

		As of June 30, 2021		As of December 31, 2020
	Participation	Assets	Result	Assets	Result
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	-	19,093	-
Nexus	-	-	-	-	-
Redbanc	33.43	2,943	-	2,943	-
Totales		22,036	-	22,036	-
(*)	By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander-Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    136

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020

NOTE 37

SUBSEQUENT EVENTS

During the month of July 2021, the first payment for the contribution of additional capital was made to the company Transbank S.A. for an amount of $ 2,500 million.

On July 15, 2021, the sale of the shares held in the Banco Latinoaméricano de Comercio Exterior (Bladex), whose book value was $ 136 million, was carried out, which generated a profit of $ 148 million.

There are no other subsequent events that occurred between july 1, 2021 and the date of issuance of these Interim Consolidated Financial Statements (July 26, 2021) to disclose.

JONATHAN COVARRUBIAS H. Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile    137

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 and 2020 and DECEMBER 31, 2020